Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-190771

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This Prospectus Supplement, together with the accompanying short form base shelf prospectus dated September 10, 2013 (the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and in the Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Avalon Rare Metals Inc. at 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5, telephone (416) 364-4938, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated September 10, 2013

New Issue	April 29, 2015

AVALON RARE METALS INC.

Up to Cdn$5,000,000

Up to 7,352,941 Units
And
Up to 6,410,256 Flow-Through Shares

This Prospectus Supplement qualifies the distribution (the “Offering”) of 7,352,941 units (“Units”) of Avalon Rare Metals Inc. (“Avalon” or the “Corporation”), with each Unit consisting of one common share of the Corporation (a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), and 6,410,256 flow-through shares (the “Flow-Through Shares”), at a price of $0.34 per Unit (the “Unit Offering Price”) and $0.39 per Flow-Through Share (the “Flow-Through Share Offering Price”). The Unit Offering Price and the Flow-Through Share Offering Price were determined by arm’s length negotiation between the Corporation and the Agent (as defined herein) in the context of the prevailing market price of the common shares of the Corporation (the “Common Shares”).

The Units will separate into Unit Shares and Warrants immediately upon issue. Each Warrant shall entitle the holder thereof to acquire one common share (a “Warrant Share”) at an exercise price of $0.425 per Warrant Share for a period of 18 months following the issuance of the Warrants. Each Flow-Through Share will qualify as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Tax Act”).

The Units and the Flow-Through Shares (including any Over-Allotment Units (as defined herein), together, the “Offered Securities”) will be sold pursuant to the terms of an agency agreement (the “Agency Agreement”) entered into on the date hereof between the Corporation and Secutor Capital Management Corp. (the “Agent”). The closing of the Offering (the “Closing”) is expected to occur on or about May 12, 2015 (the “Closing Date”). The Unit Offering Price and the Flow-Through Share Offering Price were determined by negotiation between the Corporation and the Agent having reference to the recent trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”).

This Prospectus Supplement registers the Unit Shares, the Warrants and the Flow-Through Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).The Warrant Shares, Compensation Options (as defined herein) and Compensation Shares (as defined herein) have not been and will not be registered under the U.S. Securities Act or any state securities laws. The Warrants and the Compensation Options may not be exercised in the United States or by or on behalf of a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act (“U.S. Persons”)) unless an exemption from registration is available and the Warrant Shares and Compensation Shares may not be offered or sold in the United States or to U.S. Persons unless an exemption from registration is available.

The Corporation has agreed that it will, on or before December 31, 2016, incur and, effective on or before December 31, 2015, renounce “Canadian exploration expenses” as further defined herein, to each subscriber of Flow-Through Shares in an amount equal to the aggregate purchase price paid by such subscriber. See “Description of Securities Being Distributed – Flow-Through Shares” and “Certain Canadian Federal Income Tax Considerations”.

The outstanding Common Shares are listed and posted for trading on the TSX under the symbol “AVL” and on the NYSE MKT, LLC (the “NYSE MKT”) under the symbol “AVL”. On April 28, 2015, the closing prices of the Common Shares were $0.36 per share on the TSX and US$0.30 per share on the NYSE MKT. The Corporation has applied to list the Unit Shares, Warrant Shares, Flow-Through Shares and Compensation Shares on each of the TSX and the NYSE MKT. Listing will be subject to the Corporation fulfilling all of the applicable listing requirements of the TSX and the NYSE MKT, respectively. The head and registered office of the Corporation is 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5.

			Net Proceeds to the
	Price to Public	Agent’s Fee(1)	Corporation(2)(3)

Per Unit	$0.34	$0.020	$0.320
Per Flow-Through Share	$0.39	$0.023	$0.367
Total	Up to $5,000,000	Up to $300,000	$4,700,000

(1)

In consideration for the services rendered by the Agent in connection with the Offering, the Corporation has agreed to pay a cash commission to the Agent equal to 6% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option (as defined herein) (the “Agent’s Fee”)). The Corporation has also agreed to issue to the Agent compensation options (the “Compensation Options”) entitling the Agent to purchase, at the Unit Offering Price, that number of Common Shares (the “Compensation Shares”) equal to 6% of the total number of Offered Securities sold under the Offering.

(2)

After deducting the Agent’s Fee, but before deducting the other expenses of the Offering, estimated to be $250,000, which will be paid by the Corporation out of the gross proceeds from the offering of Units.

(3)

The Corporation has granted to the Agent an option (the “Over-Allotment Option”), exercisable in whole or in part, in the sole discretion of the Agent, for a period of 30 days from and including the Closing Date (as defined herein), to purchase up to an additional 2,064,479 Units (the “Over-Allotment Units”) at the Unit Offering Price to cover over- allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total Price to the Public, Agent’s Fee and net proceeds to the Corporation (before payment of the estimated expenses of $250,000) will be $5,701,923, $342,115 and $5,359,808, respectively. This Prospectus Supplement and the accompanying Prospectus qualify the grant of the Over-Allotment Option and the issuance of Over-Allotment Units on the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Units forming part of the Agent’s over- allocation position acquires those Over-Allotment Units under this Prospectus Supplement and the accompanying Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over- Allotment Option or secondary market purchases. See “Plan of Distribution”. Unless specifically stated otherwise, the term “Units” includes the Over-Allotment Units.

The following table sets out the maximum number of securities that may be issued by the Corporation to the Agent pursuant to the Over-Allotment Option and the Compensation Options:

Agent’s Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	2,064,479	At any time but not later than 30 days following the Closing Date	$0.34 per Over-Allotment Unit
Compensation Options	949,660	18 months following the Closing Date	$0.34 per Compensation Share

Subject to applicable laws, the Agent may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Offering is not underwritten or guaranteed by any person. The Agent conditionally offers the Offered Securities on a “best efforts” agency basis, subject to prior sale, if, as and when issued by the Corporation and delivered to and accepted by the Agent in accordance with the conditions contained in the Agency Agreement.

Investing in the Offered Securities involves a high degree of risk. Investors should carefully read the “Risk Factors” section of this Prospectus Supplement and the documents incorporated herein by reference before purchasing under the Offering.

There is no market through which the Warrants comprising part of the Units may be sold and purchasers may not be able to resell the Warrants that are purchased under this Prospectus Supplement. In addition, the Warrants will not be listed for trading on the TSX or any other stock exchange following the Closing Date. This may affect pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulations. See “Risk Factors”.

There is no minimum of funds that must be raised under the Offering. This means that the Corporation could complete the Offering after raising only a small portion of the Offering amount set out above.

In connection with the distribution of the Offered Securities, the Agent may sell the Offered Securities at a price that is less than the Unit Offering Price or Flow-Through Share Offering Price. See “Plan of Distribution”.

Subscriptions for the Offered Securities will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on or about the Closing Date. The Agent, pending closing of the Offering, will hold all subscription funds received in trust subject to and pursuant to the provisions of the Agency Agreement.

The Agent expects to deliver the Offered Securities on or about May 12, 2015 or on such other date as the Company and the Agent may agree. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Offered Securities will not be made on a T+3 basis, investors who wish to trade the Offered Securities before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated by reference in this Prospectus Supplement and in the Prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The Unit Shares and Flow-Through Shares distributed under this Prospectus Supplement will be delivered under the book based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited in electronic form with CDS on the Closing Date. Purchasers of Unit Shares and Flow-Through Shares will receive only a customer confirmation from the Agent or other registered dealer who is a CDS participant (a ”CDS Participant”) and from or through whom a beneficial interest in the Unit Shares and Flow-Through Shares are purchased. The Warrants will be issued pursuant to definitive certificates to be entered into on the Closing Date. See “Plan of Distribution”.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that a majority of its officers and directors are residents of Canada and that some or all of the Agent or experts named in this Prospectus Supplement are residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE OR CANADIAN SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE UNITS OR FLOW-THROUGH SHARES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF OUR MINERAL RESERVE AND RESOURCE ESTIMATES	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION	4
PRESENTATION OF FINANCIAL INFORMATION	6
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	6
DOCUMENTS INCORPORATED BY REFERENCE	6
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	7
AVAILABLE INFORMATION	8
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	8
THE CORPORATION	8
CONSOLIDATED CAPITALIZATION	9
USE OF PROCEEDS	9
PLAN OF DISTRIBUTION	10
DESCRIPTION OF COMMON SHARES	10
DESCRIPTION OF WARRANTS	11
DESCRIPTION OF UNITS	12
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	12
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	14
PRIOR SALES	22
TRADING PRICE AND VOLUME	23
INTEREST OF EXPERTS	23
RISK FACTORS	24

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to this Offering. If the description of the Offered Securities varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus and all information incorporated by reference herein and therein when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference therein.

Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Corporation has not, and the Agent has not, authorized anyone to provide investors with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Corporation is not, and the Agent is not, making an offer to sell, or seeking an offer to buy, the Offered Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information the Corporation has previously filed with the SEC and with the securities regulatory authority in each of the provinces and territories of Canada, except Québec, that is incorporated herein and in the Prospectus by reference, is accurate only as of its respective date. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any Offered Securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless the context otherwise requires, references in this Prospectus Supplement, or in the accompanying Prospectus, to “Avalon”, the “Corporation”, “we”, “our” and “us” include Avalon Rare Metals Inc. and each of its subsidiaries.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF THE CORPORATION’S
MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus Supplement and the accompanying Prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of the amount of minerals contained in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

S-i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the Prospectus contain or incorporate by reference “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, which may not be based on historical fact. Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. Statements that are not based on historical fact contained in this Prospectus, including through documents incorporated by reference herein, are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Corporation’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by the Corporation, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

  grade of ore;

  rare earth and by-product commodity prices;

  metallurgical recoveries;

  operating costs;

  achievement of current timetables for development;

  strength of the global economy;

  availability of additional capital; and

  availability of supplies, equipment and labour.

Factors that could cause the Corporation’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Risk Factors” herein, those risk factors discussed or referred to in the Corporation’s annual Management’s Discussion and Analysis and Annual Report filed with the securities regulatory authorities in all provinces and territories of Canada, other than Québec, and available at www.sedar.com, and:

  risks related to the Corporation’s history of losses, lack of operating history and ability to generate material revenues;

  risks related to establishing new mining operations in the event that the Corporation elects to proceed with the development of one of its mineral projects;

  risks related to the Corporation’s need for additional financing;

  risks related to any joint venture or strategic alliances that may be entered into by the Corporation;

  risks related to securing product off-take agreements on a timely basis;

  risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) for which known metallurgical processes have not previously been applied;

  uncertainty related to title to the Corporation’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;

  risks related to the possible existence of rights and interests of aboriginal groups, which may limit the Corporation’s ability to develop its properties;

  risks related to the need to acquire properties for the Hydrometallurgical Plant and rare earth refinery for the Nechalacho Project;

  risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Corporation;

  risks related to the demand for rare earth minerals and fluctuations in mineral prices;

  risks related to competition and the actions of competitors;

  uncertainties relating to the fact that the Corporation’s mineral resources and mineral reserves are only estimates;

  risks related to possible shortages of supplies, equipment and labour;

S-ii

  risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;

  risks that the Corporation will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;

  risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Corporation’s activities are subject;

  uncertainties involving uninsured risks;

  risks related to the Corporation’s ability to attract and retain qualified management and technical personnel;

  uncertainty whether the Corporation will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Corporation can be developed as commercially viable ore bodies;

  risks related to the availability and reliability of adequate infrastructure;

  risks and hazards inherent to the mining industry;

  risks related to any changes in critical accounting estimates that adversely affect the Corporation’s financial results;

  risks related to potential conflicts of interest of the Corporation’s directors and officers who may have involvement with other resource companies; and

  risks related to fluctuations of currency exchange rates.

Most of the foregoing factors are beyond Avalon’s ability to control or predict. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. The forward-looking statements contained herein are qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The forward looking statements contained herein is presented for the purpose of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives in making an investment decision and may not be appropriate for other purposes.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this Prospectus Supplement are reported in Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS as issued by the IASB, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All monetary amounts used in this Prospectus Supplement are or will be stated in Canadian dollars, unless otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. On April 28, 2015, the noon spot rate for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada, was US$1.00=Cdn$ 1.2021 or Cdn$1.00=US$ 0.8319.

S-iii

SUMMARY

The following is a summary of the principal features of the Offering and is not intended to be complete. It should be read together with the more detailed information contained elsewhere in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including the information contained in the section entitled “Risk Factors” in this Prospectus Supplement.

Overview

Avalon is a Canadian mineral exploration and development company that is listed on the TSX in Canada, on the NYSE MKT in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Corporation seeks to build shareholder value by becoming a sustainable diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Corporation believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. China is the major supplier of many rare metals to the world and is currently the only significant supplier of refined heavy rare earth products in the world.

The Corporation is in the process of exploring or advancing three of its six mineral resource properties. Nechalacho is the Corporation’s most advanced project with a feasibility study (“FS”) completed in April 2013, and Ministerial approval for its Report of Environmental Assessment received in November 2013. A Class A Land Use Permit and A Class B Water Licence for pre-construction activities at the Nechalacho site were issued by the Mackenzie Valley Land and Water Board in the spring of 2014. Work on Nechalacho has slowed recently due to decreased demand for rare earth elements and a challenging capital markets environment. With an increasing demand for tin and lithium, the Corporation is conducting further exploration work on its two other active projects, the East Kemptville Tin-Zinc-Copper-Indium Project (the “East Kemptville Project”) and the Separation Rapids Lithium Minerals Project (the “Separation Rapids Project”).

Recent Developments

On February 25, 2015, the Corporation announced the results of a conceptual economic study (the “Study”) confirming potential for the re-development of the Corporation’s East Kemptville tin deposit in Yarmouth, Nova Scotia. The Study was prepared by Hains Engineering Company Limited and is the first economic study of the deposit since the original East Kemptville mine closed in 1992. The purpose of the Study was to confirm the business case for re-development of the deposit before securing the necessary approvals to proceed with physical work at the site. The results of the Study indicate that there is potential for attractive economics under the redevelopment model proposed. The Study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economics indicated in the Study will be realized.

The Offering

Issuer	Avalon Rare Metals Inc.

Offering	Up to 7,352,941 Units and up to 6,410,256 Flow-Through Shares

Amount	Up to $5,000,000

Over-Allotment Option

The Corporation has granted the Agent an Over-Allotment Option, exercisable in whole or in part at any time within 30 days from and including the Closing Date, to purchase at the Offering Price up to 2,064,479 Over-Allotment Units to cover over- allotments, if any, and for market stabilization purposes.

Common Shares
Outstanding After this
Offering	155,706,955 Common Shares.(1)

Use of Proceeds

The net proceeds from the sale of the Offered Securities are estimated to be up to approximately $4,450,000 million (or $5,109,808 million if the Over-Allotment Option is exercised in full), after deducting the Agent’s Fee and the estimated expenses of the Offering of $250,000. The gross proceeds from the sale of the Flow- Through Shares are estimated to be up to approximately $2,500,000. The Corporation intends to use the gross proceeds from the sale of the Flow-Through Shares for work on three mineral properties: the Nechalacho Project, the East Kemptville Project and the Separation Rapids Project and the net proceeds from the sale of the Units for working capital and general corporate purposes.

Notwithstanding such intended allocation, the Corporation will ensure that the entire gross proceeds from the issuance of the Flow-Through Shares will be spent on “Canadian exploration expenses” as defined in subsection 66.1(6) of the Tax Act which qualifies as one or more expenses described in the definition of “flow-through mining expenditures” (assuming the amendments to subsection 127(9) of the Tax Act announced by the Minister of Finance (Canada) on March 1, 2015 become law).

See “Use of Proceeds” and “Certain Canadian Federal Income Tax Considerations”.

Risk Factors	Investing in the Offered Securities involves risks that are described in the “Risk Factors” section in this Prospectus Supplement.

Tax Considerations

Purchasing the Offered Securities may have tax consequences in the United States and Canada. This Prospectus Supplement and the Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the Prospectus and consult with their tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Potential investors that are U.S. taxpayers should be aware that the Corporation may be considered a “passive foreign investment company” (“PFIC”). For more information on tax considerations related to the Corporation’s PFIC status, see “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Listing Symbol	The Common Shares are listed for trading on the TSX and the NYSE MKT, in each case under the symbol “AVL”.

(1) Assuming that all of the Offered Securities are purchased and based on 141,943,758 Common Shares outstanding as of April 28, 2015. These figures do not include (a) options outstanding to purchase up to 9,680,000 Common Shares at a weighted average exercise price of $1.66 per share, (b) warrants outstanding to purchase up to 6,466,513 Common Shares with an exercise price of US$0.5440 expiring June 13, 2021, (c) warrants outstanding to purchase up to 1,222,500 Common Shares at an exercise price of $0.60 expiring July 2, 2017, (d) warrants outstanding to purchase up to 10,000 Common Shares at an exercise price of $1.48 expiring August 9, 2017, (e) warrants outstanding to purchase up to 10,000 Common Shares at an exercise price of $0.75 expiring July 31, 2018, (f) warrants outstanding to purchase up to 10,000 Common Shares at an exercise price of $0.49 expiring July 31, 2019, (g) broker warrants outstanding to purchase up to 554,273 Common Shares at an exercise price of US$0.56 expiring June 13, 2017, and (h) broker warrants to purchase up 527,806 Common Shares at an exercise price of $0.27, exercisable from June 20, 2015 until December 19, 2016.
S-2

To the extent any such options or warrants are exercised, new options are issued under the Corporation’s equity incentive plan, or the Corporation otherwise issues additional Common Shares or securities exercisable for or convertible into Common Shares, there will be future dilution to new investors. As of April 28, 2015, there are 4,514,325 Common Shares available for issuance under the Corporation’s equity incentive plan.

If the Over-Allotment Option is exercised in full, 157,771,434 Common Shares will be outstanding after this Offering.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the Offering of the Offered Securities (including exercise of the Over-Allotment Option, as applicable). Information has been incorporated by reference in this Prospectus Supplement and the accompanying Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, except Québec, and with the SEC in the United States. Copies of the documents incorporated herein and in the Prospectus by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 Adelaide Street West, Suite 1901, Toronto M5H 3P5, telephone (416) 364-4938, and are also available electronically at www.sedar.com and www.sec.gov. Prospective investors may also read and copy any document the Corporation has filed with the SEC at the SEC’s public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, and the SEC, are specifically incorporated by reference in and form an integral part of this Prospectus Supplement:

(a)	the annual report on Form 20-F (the ”Annual Report”) of the Corporation dated December 1, 2014, for the year ended August 31, 2014;

(b)

the consolidated audited balance sheets of the Corporation as at August 31, 2014 and 2013 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for each of the three years ended August 31, 2014, 2013 and 2012, together with the auditors’ report thereon and the notes thereto;

(c)	the management’s discussion and analysis of results of operations and financial condition of the Corporation for the year ended August 31, 2014;

(d)

the unaudited consolidated interim balance sheet of the Corporation as at February 28, 2015 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for the three and six months ended February 28, 2015, together with the notes thereto;

(e)	the management’s discussion and analysis of results of operations and financial condition of the Corporation for the three and six months ended February 28, 2015;

(f)	the material change report dated December 23, 2014 with respect to the closing of a non-brokered private placement issuance of 8,981,781 flow through common shares for gross proceeds of $2,425,080.87;

(g)	the management information circular of the Corporation dated January 12, 2015 prepared in connection with the annual meeting of shareholders of the Corporation held on February 24, 2015; and

(h)	the “template version” of the “marketing materials” dated April 29, 2015 (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) (the “Marketing Materials”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 (excluding confidential material change reports) of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement, and until all the Offered Securities are sold, shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, any such documents filed with or furnished to the SEC on Form 6-K, Form 40-F, or Form 20-F, after the date of the Prospectus and until all of the Units and Flow-Through Shares are sold shall be deemed incorporated by reference into the registration statement of which the accompanying Prospectus forms a part as exhibits, and any other documents filed or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act, as amended (the “U.S. Exchange Act”), by the Corporation after the date of this Prospectus Supplement, and until all the Units and Flow-Through Shares are sold, shall be deemed to be incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and the registration statement of which this Prospectus Supplement forms part, if and to the extent expressly provided for in the reports filed with or furnished to the SEC.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein, therein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual report and related annual financial statements (including management’s discussion and analysis of financial condition and results of operations for such periods (“MD&A”)) being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the previous annual report, the previous annual financial statements and all quarterly financial statements (including MD&A for such periods), any material change reports and management information circulars filed prior to the commencement of the Corporation’s financial year in which a new annual report is filed shall be deemed no longer to be incorporated into this Prospectus Supplement and the Prospectus to which it relates for purposes of future offers and sales of Units hereunder. Upon new quarterly financial statements (including MD&A for such period) being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the previous quarterly financial statements (including MD&A for such periods) filed shall be deemed no longer to be incorporated into this Prospectus Supplement and the Prospectus to which it relates for purposes of future offers and sales of Units hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the U.S. registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the accompanying Prospectus; (ii) consents of auditors, engineers and legal counsel; (iii) powers of attorney; (iv) the form of Agency Agreement; (v) form of Flow-Through Share Subscription Agreement (as defined herein); and (vi) form of Warrant Certificate (as defined herein).

MARKETING MATERIALS

The Marketing Materials are not part of this Prospectus Supplement or the Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment thereof. Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces and territories of Canada, other than Quebec, in connection with this Offering after the date hereof but prior to the termination of distribution of the Offered Securities under this Prospectus Supplement (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference herein and in the Prospectus.

CONSOLIDATED CAPITALIZATION

Other than as set out under “Prior Sales”, there have been no material changes in the share or loan capital of the Corporation, on a consolidated basis, since the date of the most recently filed unaudited consolidated interim financial statements of the Corporation as at and for the three and six months ended February 28, 2015. As a result of the issuances of the Units and the Flow-Through Shares, the Corporation’s share capital will be increased by a total of up to 13,763,197 Common Shares (or 15,827,676 Common Shares assuming the Over-Allotment Option is exercised in full).

USE OF PROCEEDS

The estimated net proceeds of the Offering to be received by the Corporation will be up to $4,450,000 million (or $5,109,808 if the Over-Allotment Option is exercised in full), after deducting the Agent’s Fee and the estimated expenses of the Offering of $250,000.

The Corporation intends to use the net proceeds of the Offering as follows:

Resource Property Expenditures	$2,500,000
Working capital and general corporate purposes	$1,950,000
Total:	$4,450,000

The main business objectives of the Corporation with respect to the gross proceeds from the sale of the Flow-Through Shares are to continue the permitting and FS optimization work on the Nechalacho Project and to conduct further testwork and studies on the East Kemptville Project and the Separation Rapids Project. The Corporation intends to accomplish these objectives over the next 12 months, but there can be no assurance that the Corporation’s stated business objectives will be achieved in this timeframe, or at all.

Notwithstanding such intended allocation, the Corporation will ensure that the entire gross proceeds from the issuance of the Flow-Through Shares (the “Flow-Through Funds”) will be spent on “Canadian exploration expenses” (“CEE”) as defined in subsection 66.1(6) of the Tax Act which qualifies as one or more expenses described in the definition of “flow-through mining expenditures” assuming the amendments to subsection 127(9) of the Tax Act announced by the Minister of Finance (Canada) on March 1, 2015 become law (“Qualifying Expenditures”). See “Certain Canadian Federal Income Tax Considerations”.

The Corporation intends to use the net proceeds of the Offering as stated in this Prospectus Supplement. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary as may be determined at the discretion of the Corporation. The Corporation has no definitive plans for the portion of the net proceeds from the sale of the Units allocated for working capital and general corporate purposes, the allocation of which shall be at the discretion of management of the Corporation. See “Risk Factors”. The Corporation will, however, ensure that the Flow-Through Funds will be spent on CEE within the time required under the Flow-Through Share Subscription Agreement (as defined herein).

Pending the use of the net proceeds, the funds will be invested in bankers acceptances, treasury bills, guaranteed investment certificates or other high quality short term investments at the discretion of management.

PLAN OF DISTRIBUTION

The Units and the Flow-Through Shares will be sold pursuant to the Agency Agreement between the Corporation and the Agent. Pursuant to the Agency Agreement, the Corporation has appointed the Agent to offer for sale to the public on a “best efforts” agency basis without underwriter liability, and the Corporation has agreed to sell up to 7,352,941 Units at the Unit Offering Price and up to 6,410,256 Flow-Through Shares at the Flow-Through Share Offering Price for aggregate gross proceeds of up to $5,000,000 payable in cash to the Corporation against delivery of the Offered Securities, subject to compliance with all necessary legal requirements and the terms and conditions of the Agency Agreement. The Unit Price and the Flow-Through Share Price were determined by arm’s length negotiation between the Corporation and the Agent, with reference to the prevailing market price of the Common Shares. The Agency Agreement provides that the Corporation will pay to the Agent the Agent’s Fee for their services in connection with the distribution of the Offered Securities offered by this Prospectus Supplement. As additional consideration, the Agent will be granted that number of Compensation Options as is equal to 6% of the number of Offered Securities issued pursuant to the Offering (including in respect of any exercise of the Over-Allotment Option). Each Compensation Option will be exercisable to acquire one Compensation Share at the Unit Offering Price for a period of 18 months following the Closing Date. This Prospectus Supplement qualifies the distribution of the Compensation Options to the Agent in Canada.

This Prospectus Supplement covers the distribution and registration under the U.S. Securities Act of the Unit Shares, Flow-Through Shares and Warrants. The Warrant Shares, Compensation Options and Compensation Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws. The Warrants and the Compensation Options may not be exercised in the United States or by or on behalf of a U.S. Person nor will certificates representing Warrant Shares or Compensation Shares be registered or delivered to an address in the United States, unless an exemption from registration is available and the Warrant Shares and Compensation Shares may not be offered or sold in the United States or to a U.S. Person unless an exemption from registration is available.

The Corporation has also agreed to reimburse the Agent for certain of their expenses. Notwithstanding the fee payable to the Agent, the Corporation will ensure that the Flow-Through Funds will be spent by the Corporation to incur CEE in accordance with one or more subscription agreements (collectively, the “Flow-Through Share Subscription Agreements”). The Agency Agreement also provides that the Corporation will severally indemnify the Agent, its affiliates and each of their respective directors, officers, employees and agents against certain liabilities and expenses, including liabilities under the U.S. Securities Act, and applicable Canadian securities legislation, or will contribute to payments that the Agent may be required to make in respect thereof.

Each Unit will be comprised of one Unit Share and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to acquire one Warrant Share at a price of $0.425 per share at any time prior to the date that is 18 months following the Closing Date.

The Warrants will be non-transferrable and will be created and issued pursuant to the terms of definitive certificates (the “Warrant Certificates”), to be entered into and dated as of the Closing Date. The Warrant Certificates will contain certain provisions designed to protect the holders of Warrants against dilution upon the occurrence of certain events. No fractional Warrants will be issued.

The Corporation has granted to the Agent the Over-Allotment Option, which is exercisable in whole or in part for a period of 30 days from the Closing Date and pursuant to which the Agent may purchase up to 2,064,479 Over-Allotment Units at the Unit Offering Price to cover Over-Allotments, if any, and for market stabilization purposes. This Prospectus Supplement and the accompanying Prospectus qualify the grant of the Over-Allotment Option and the issuance of Over-Allotment Units on the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Units forming part of the Agent’s over-allotment position acquires those Over-Allotment Units under this Prospectus Supplement and the accompanying Prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Price to the Public, Agent’s Fee and net proceeds to the Corporation (before payment of expenses of the Offering) will be $5,701,923, $342,115 and $5,359,808, respectively.

The Offering is being made concurrently in all provinces and territories of Canada, other than Québec, and the Agent is acting as the agent in respect of this Offering in Canada. The Agent will not offer or sell any Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person. Subject to applicable law and the terms of the Agency Agreement, the Agent may offer the Units outside of Canada and the United States.

The Agent expects to deliver the Offered Securities on or about May 12, 2015 or on such other date as the Company and the Agent may agree. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Offered Securities will not be made on a T+3 basis, investors who wish to trade the Offered Securities before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Corporation has agreed to use commercially reasonable efforts to permit the purchasers under a securities purchase agreement dated June 10, 2014, to participate in this Offering.

The obligations of the Agent under the Agency Agreement may be terminated at the Agent’s discretion upon the occurrence of certain stated events. The Agent is not obligated, directly or indirectly, to advance its own funds to purchase any of the Offered Securities and while the Agent has agreed to use its best efforts to sell the Offered Securities offered under this Prospectus Supplement, the Agent will not be obligated to purchase any of the Offered Securities which are not sold.

The Agent proposes to offer the Offered Securities to the public initially at the Unit Offering Price and the Flow-Through Share Offering Price, as applicable, in accordance with the terms of the Agency Agreement. After the Agent has made reasonable efforts to sell all of the Offered Securities, by this Prospectus Supplement and the accompanying Prospectus, at such price, if all of the Offered Securities are not sold at the Unit Offering Price and the Flow-Through Share Offering Price, as applicable, the Agent may change the Unit Offering Price or the Flow-Through Share Offering Price, as applicable, to an amount not greater than the Unit Price and the Flow-Through Share Price, as applicable, and the compensation realized by the Agent shall be decreased by the amount that the aggregate price paid by the purchasers for the Offered Securities is less than the gross proceeds paid by the Agent to the Corporation.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Agent may not, throughout the period of distribution, bid for or purchase Offered Securities for its own account or for accounts over which it exercises control or discretion. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a client where the client’s order was not solicited during the period of distribution. Subject to applicable laws and in connection with the Offering, the Agent may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Offered Securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Certain of the Agent and its affiliates have performed investment banking, commercial banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses. The Agent and its affiliates may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.

Subscriptions for the Offered Securities will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on or about the Closing Date. The Agent, pending closing of the Offering, will hold all subscription funds received in trust subject to and pursuant to the provisions of the Agency Agreement.

The Unit Shares and Flow-Through Shares distributed under this Prospectus Supplement will be delivered under the book based system through CDS or its nominee and will be deposited in electronic form with CDS on the Closing Date. Purchasers of Unit Shares and Flow-Through Shares will receive only a customer confirmation from the Agent or other registered dealer who is a CDS Participant and from or through whom a beneficial interest in the Unit Shares and Flow-Through Shares are purchased. The Warrants will be issued pursuant to definitive Warrant Certificates to be entered into on the Closing Date.

Subscriptions for Flow-Through Shares will be made pursuant to the Flow-Through Share Subscription Agreements, to be made between the Corporation and the subscribers, but executed by one or more of the Agent or sub-agents of the Agent, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. The execution and delivery of a Flow-Through Share Subscription Agreement by the Agent or a sub-agent of the Agent, as agent on behalf of the subscriber, will bind such subscriber to the terms thereof as if such subscriber had executed the Flow-Through Share Subscription Agreement personally. Each subscriber who places an order to purchase Flow-Through Shares with an Agent or any subagent of an Agent will be deemed to have authorized any of such Agent or such sub-agents to execute and deliver, on the subscriber’s behalf, the Flow-Through Share Subscription Agreement. The Agent acknowledges that it will have the authority to bind a subscriber to the Flow-Through Share Subscription Agreement upon receipt of an order to purchase Flow-Through Shares from the said subscriber.

The outstanding Common Shares are listed on the TSX and the NYSE MKT under the symbol “AVL” and the Corporation has applied to list the Unit Shares, Warrant Shares, Flow-Through Shares and Compensation Shares on the TSX and the NYSE MKT. Listing will be subject to the Corporation fulfilling all of the applicable listing requirements of the TSX and the NYSE MKT, respectively.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Corporation or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Units or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Units being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Units acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Units to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and each of our and the representatives’ affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This Prospectus Supplement and the Prospectus have been prepared on the basis that any offer of Units in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Units. Accordingly any person making or intending to make an offer in that Relevant Member State of Units which are the subject of the Offering contemplated in this Prospectus may only do so in circumstances in which no obligation arises for the Corporation or any of the Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Corporation nor the Agent have authorized, nor do they authorize, the making of any offer of Units in circumstances in which an obligation arises for the Corporation or the Agent to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Units to be offered so as to enable an investor to decide to purchase or subscribe for the Units, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Germany

This Prospectus Supplement and the Prospectus have not been prepared in accordance with the requirements for a sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the Units in Germany. The Units may therefore not be distributed in the Federal Republic of Germany by way of public offering, public advertising or in a similar manner and this Prospectus Supplement and the Prospectus and any other document relating to this Offering, as well as information or statements contained therein, may not be supplied to the public in the Federal Republic of Germany or used in connection with any offer for subscription of the Units to the public in the Federal Republic of Germany or any other means of public marketing. The Units will not be admitted to trading on an organized market situated or operating in the Federal Republic of Germany. Any resale of the Units in the Federal Republic of Germany may only be made in accordance with the provisions of the Securities Prospectus Act and any other laws applicable in the Federal Republic of Germany concerning the sale and offering of securities. The Units are being offered and sold in Germany only to (i) qualified investors in the meaning of Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, or (ii) a limited number (less than 100) of individualized, unqualified investors that are being pre-selected and specifically addressed. This Prospectus Supplement and the Prospectus are strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in the Netherlands

The Units may only be offered, sold or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade (which includes, but is not limited to, banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

Notice to Prospective Investors in Norway

This Prospectus Supplement and the Prospectus have not been approved by or registered with any Norwegian securities regulators pursuant to the Norwegian Securities Trading Act 1997. Accordingly, neither this Prospectus Supplement, the Prospectus nor any other offering material relating to the Units constitutes, or shall be deemed to constitute, an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act 1997 and is only made to qualified professional investors pursuant to the Norwegian Regulation of December 9, 2005 regarding exemption from the obligation to publish a prospectus or otherwise only in circumstances where an exemption from the obligation to publish a prospectus under the Norwegian Securities Trading Act 1997 is available.

Notice to Prospective Investors in Switzerland

Neither this Prospectus Supplement, the Prospectus nor any documents related to the Units constitute a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations. The Units will not be listed on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this Prospectus Supplement or the Prospectus do not necessarily comply with the information standards set out in the listing rules in SIX Swiss Exchange. Accordingly, the Units have not been and may not be publicly offered or sold in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. In addition, the Units do not constitute a participation in a collective investment scheme in the meaning of the Swiss Collective Investment Schemes Act (“CISA”) and they are neither subject to approval nor supervision by the Swiss Federal Banking Commission. Therefore, investors in the Units do not benefit from protection under CISA or supervision by the Swiss Federal Banking Commission or any other regulatory authority in Switzerland.

Notice to Prospective Investors in the United Kingdom

The Units cannot be promoted in the United Kingdom to the general public. The contents of this Prospectus Supplement and the Prospectus have not been approved by an authorized person within the meaning of the Financial Services and Markets Act 2000, as amended (the “FSMA”). The Agent may only communicate or cause to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) to persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), or (ii) fall within any of the categories of persons described in article 49(2)(a) to (d) of the Financial Promotion Order or otherwise in circumstances in which section 21(1) of the FSMA does not apply to the Corporation. Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with, or relating to, the sale or purchase of any Units, may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply. It is the responsibility of all persons under whose control or into whose possession this document comes to inform themselves about and to ensure observance of all applicable provisions of FSMA in respect of anything done in relation to an investment in Units in, from or otherwise involving, the United Kingdom.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares without par value and 25,000,000 preferred shares without par value, of which there were 141,943,758 Common Shares and no preferred shares issued and outstanding as of April 28, 2015.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Corporation at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be non-transferrable and will be issued and governed pursuant to the terms of definitive Warrant Certificates. The following summary of certain provisions of the Warrant Certificates does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Certificates.

The Units will separate immediately upon closing of the Offering into Unit Shares and Warrants. Each Warrant will entitle the holder to purchase one Warrant Share at a price of $0.425. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below and in the Warrant Certificates. The Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto Time) on the date that is 18 months following the Closing Date, after which time the Warrants will expire and become null and void.

The Warrant Certificates will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(i)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Certificates, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors’, officers’ or employee stock options granted under a stock option plan);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Certificates, for the Common Shares on such record date; and

(v)

the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares or other assets of the Corporation, or evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Certificates will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Corporation will also covenant in the Warrant Certificates that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Corporation, without the consent of the holders of Warrants, may amend or supplement the Warrant Certificates, for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Certificates that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Certificates as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The Warrants are not transferrable and will not be exercisable in the United States or by or on behalf of a U.S. Person, nor will certificates representing the Warrant Shares be registered or delivered to an address in the United States, unless an exemption from registration requirements of the U.S. Securities Act and any applicable state securities laws is available and the Corporation shall have received an opinion of counsel to such effect in form and substance satisfactory to it.

The foregoing summary of certain provisions of the Warrant Certificates does not purport to be complete and is qualified in its entirety by reference to the provisions of the form of Warrant Certificate.

Flow-Through Shares

The Flow-Through Shares will be Common Shares issued as “flow-through shares” as that term is defined under subsection 66(15) of the Tax Act and, except as a consequence of an agreement to which the Corporation is not a party and is not aware, will not be “prescribed shares” as defined in the Regulations (as defined herein) to the Tax Act. Pursuant to the Flow-Through Share Subscription Agreements, the Corporation will use the Flow-Through Funds to incur on or before December 31, 2016 and renounce to a subscriber of Flow-Through Shares effective on or before December 31, 2015 CEE in an amount equal to the aggregate purchase price paid by the subscriber for Flow-Through Shares pursuant to the Offering. If the Corporation is unable to renounce an amount equal to the entire Flow-Through Funds, effective on or before December 31, 2015, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the amount of deductions subscribers will be able to claim for income tax purposes will be correspondingly reduced.

     Under the Flow-Through Share Subscription Agreements, the Corporation agrees to indemnify a subscriber as to, and pay in settlement therefor to the subscriber an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Flow-Through Share Subscription Agreements will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation’s obligations as described in this Prospectus Supplement.

     The Flow-Through Share Subscription Agreements will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Agent that: (i) the subscriber or beneficial purchaser, as the case may be, deals and will continue to deal at arm’s length with the Corporation, for purposes of the Tax Act, until January 1, 2017; (ii) the subscriber or beneficial purchaser, as the case may be, if an individual, is of the full age of majority and otherwise legally competent to enter into the Flow-Through Share Subscription Agreement; (iii) if the subscriber or beneficial purchaser, as the case may be, is a corporation, trust or partnership, it does not have and will not have in respect of a renunciation of Qualifying Expenditures under the Flow-Through Share Subscription Agreement a “prohibited relationship” with the Corporation within the meaning of subsection 66(12.671) of the Tax Act; (iv) neither the subscriber, nor the beneficial purchaser, as the case may be, will enter into any agreement or arrangement to which the Corporation is not a party which will cause the Flow-Through Shares to be or become “prescribed shares” within the meaning of section 6202.1 of regulations to the Tax Act; (v) neither the subscriber nor any beneficial purchaser, as the case may be, is a non-resident of Canada for the purposes of the Tax Act; (vi) the subscriber, or beneficial purchaser, as the case may be, is not, and is not acting for the account or benefit of, any person in the United States or a “U.S. Person”, as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended; and (vii) the subscriber or beneficial purchaser, as the case may be, has received and reviewed a copy of this Prospectus Supplement and the Prospectus.

Notwithstanding the foregoing, the Corporation may enter into one or more subscription and renunciation agreements for Flow-Through Shares on such other terms as may be agreed to by the Corporation and the applicable subscriber.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Torys LLP, counsel to the Agent, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a purchaser who acquires Unit Shares, Flow-Through Shares and Warrants acquired under the Offering. This summary applies to a holder who, at all relevant times for purposes of the Tax Act, either (i) is or is deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Corporation or a subsequent purchaser of the Unit Shares, Flow-Through Shares, Warrants or Warrant Shares (collectively, the “Securities”) and acquires and holds the Securities as capital property (a “Resident Holder”); or (ii) is not resident or deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Corporation or a subsequent purchaser of the Securities, acquires and holds the Securities as capital property and does not use or hold the Securities in the course of carrying on, or otherwise in connection with, a business in Canada or as “designated insurance property” (a “Non-Resident Holder”).

Generally, the Securities will be considered to be capital property to a holder thereof provided that the holder does not use the Securities in the course of carrying on a business of trading or dealing in securities and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Unit Shares, Warrant Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Subsection 39(4) does not apply to Flow-Through Shares and Warrants. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to a holder of Securities: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules; (ii) an interest in which is a “tax shelter investment”; (iii) that is a non-resident insurer carrying on an insurance business in Canada and elsewhere; (iv) that is an “authorized foreign bank” (as defined in the Tax Act); or (v) that has elected to report its tax results in a currency other than Canadian currency, all within the meaning of the Tax Act. Such holders should consult their own tax advisors with respect to an investment in the Securities.

This summary also does not apply to a subscriber for Flow-Through Shares: (i) that is a “principal-business corporation” within the meaning of the Tax Act; (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a partnership or a trust; or (iv) that is an Agent, their affiliates or their directors, officers, employees, shareholders or agents.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all.

The federal income tax consequences to a particular subscriber of an investment in Units or Flow-Through Shares hereunder will vary according to a number of factors including the particular province in which the subscriber resides, carries on business or has a permanent establishment, the legal characterization of the subscriber as an individual or corporation, the amount that would be the subscriber’s taxable income but for the investment in the Units or Flow-Through Shares and the manner in which the proceeds for the Flow-Through Shares are expended.

This summary assumes that (i) the Corporation will incur CEE in an amount not less than the Flow-Through Funds, (ii) CEE in an amount equal to the Flow-Through Funds will be renounced to subscribers of Flow-Through Shares with an effective date or dates of no later than December 31, 2015, and (iii) such CEE will be incurred during a period (the “Expenditure Period”) commencing on the closing of this Offering and ending on December 31, 2016. This summary also assumes that the Corporation will make all filings in respect of the issuance of the Flow-Through Shares and the renunciation of Qualifying Expenditures in the manner and within the time required by the Tax Act and the Regulations and that all renunciations will be validly made. In addition, while the Corporation will furnish each purchaser of Flow-Through Shares with information with respect to renounced Qualifying Expenditures for purposes of filing income tax returns, the preparation and filing of returns will remain the responsibility of each such purchaser. This summary is based upon the representation of the Corporation that it will be a “principal-business corporation” at all material times and that its Flow-Through Shares, when issued, will not (except as a consequence of an agreement to which the Corporation is not a party and of which the Corporation has no knowledge) be “prescribed shares”, all within the meaning of the flow-through share rules contained in the Tax Act. If any of the above assumptions are incorrect, the Corporation may be unable to renounce some or all of the Qualifying Expenditures which it has agreed to renounce hereunder.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. It does not otherwise take into account any changes in law, whether by legislative, governmental or jurisdiction, nor does it take into account or consider any provincial, territorial, or foreign income tax considerations.

Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Unit Cost

The total purchase price of a Unit to a holder must be allocated on a reasonable basis between the Unit Share and the one-half of one Warrant, to determine the cost of each to the holder for purposes of the Tax Act. For its purposes, the Corporation expects to allocate $0.30 of the issue price of each Unit as consideration for the issue of each Unit Share and $0.04 of the issue price of each Unit as the consideration for the issue of each one-half of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the holder. The portion of the purchase price of each Unit allocated to the Unit Share and to the one-half of one Warrant, respectively, will become a holder’s cost thereof for the purposes of the Tax Act. These amounts must generally be averaged with the adjusted cost base of all other Common Shares and Warrants, respectively, held by a holder as capital property to determine the adjusted cost base of all such Common Shares and Warrants to the holder.

Exercise of Warrants

No gain or loss will be realized by a holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the holder’s cost of the Warrant Share acquired thereby will be the aggregate of the holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the holder of all Common Shares owned by the holder as capital property immediately prior to such acquisition.

Taxation of Resident Holders

Common Shares and Warrants

Disposition and Expiry of Warrants

A disposition or deemed disposition by a Resident Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder’s adjusted cost base of the Warrant. In the event of the expiry of an unexercised Warrant, the Resident Holder will generally realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “– Capital Gains and Capital Losses”.

Disposition of Common Shares

A disposition or deemed disposition of Common Shares (being Unit Shares, Flow-Through Shares and Warrant Shares) by a Resident Holder will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder’s adjusted cost base of the such Common Shares. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “– Capital Gains and Capital Losses”.

The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to this Offering will be determined by averaging the cost of that Common Share with the adjusted cost base of all Common Shares held at that time by the Resident Holder.

Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the income of the Resident Holder for the taxation year in which the disposition occurs. Subject to, and in accordance with, the provisions of the Tax Act, a Resident Holder may deduct one-half of a capital loss (an “allowable capital loss”) realized by the Resident Holder against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder’s income. In the case of a Resident Holder that is an individual, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to Resident Holders who are individuals in respect of “eligible dividends” (as defined in the Tax Act) designated by the Corporation. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”. Dividends received by a Resident Holder that is a corporation on the Common Shares must be included in computing the corporation’s income but generally will be deductible in computing the corporation’s taxable income.

“Private corporations” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income.

Minimum Tax

In general terms, a Resident Holder that is an individual or a trust, other than a specified trust, that receives or is deemed to receive taxable dividends on the Common Shares or that realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may be liable for alternative minimum tax.

Flow-Through Shares

This portion of the summary applies to subscribers who acquire Flow-Through Shares pursuant to the Offering.

Renunciation of Canadian Exploration Expenses

The Corporation will be entitled to renounce to a subscriber of Flow-Through Shares, Canadian exploration expenses or CEE incurred by it during the Expenditure Period as permitted by and in accordance with the Tax Act. Such CEE as is properly renounced to a subscriber will be deemed to have been incurred by that subscriber on the effective date of the renunciation and will be added to such subscriber’s cumulative CEE (“CCEE”) account.

The Tax Act contains a one year “look-back” rule which, if certain conditions are satisfied, entitles the Corporation to have CEE incurred by it in 2016 renounced to subscribers effective on December 31, 2015. In other words, the subscribers are deemed to have incurred the CEE on December 31, 2015 even though the Corporation will not incur the CEE until 2016. For this rule to apply in respect of a Flow-Through Share, the subscriber must have paid the consideration in money for the share, and the Flow-Through Share Subscription Agreement must have been entered into, on or prior to December 31, 2015. In the event that the Corporation does not incur the amounts renounced under the one year “look-back” rule by the end of 2016, the Corporation will be required to reduce the amount of CEE renounced to the subscribers and the subscribers’ income tax returns for the years in which the CEE was claimed will be reassessed accordingly. A subscriber will not be subject to any penalties for any such reassessment and will not be subject to any interest charges for any additional taxes payable if such taxes are paid by the subscriber on or prior to April 30, 2017.

A subscriber may deduct in computing such subscriber’s income from all sources for a taxation year an amount not exceeding 100% of the balance of such subscriber’s CCEE account at the end of that taxation year. Deductions claimed by a subscriber reduce the CCEE account in the year deductions are claimed. To the extent that a subscriber does not deduct the balance of such subscriber’s CCEE account at the end of the taxation year, the balance may be carried forward and deducted in subsequent taxation years in accordance with the provisions of the Tax Act. The right to deduct CCEE accrues to the initial purchaser of Flow-Through Shares and is not transferable.

Certain restrictions apply in respect of the deduction of CCEE following an acquisition of control and on certain reorganizations of a corporate subscriber. Corporate subscribers should consult their own independent tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.

A Resident Holder who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as described above as well as the ability to deduct any CEE previously deemed to have been incurred by the Resident Holder (subject to the rules applicable to a corporate Resident Holder on an acquisition of control), and a subsequent purchaser of such shares will not be entitled to any renunciations of CEE.

Individuals (other than trusts) who acquire Flow-Through Shares pursuant to the Offering also will be entitled to claim a federal non-refundable investment tax credit equal to 15% of the Qualifying Expenditures renounced to them, less the amount of any assistance (which may include provincial tax credits) that the individual receives or may receive in respect of Qualifying Expenditures. The investment tax credit may be applied to offset federal income tax payable for a taxation year to the extent it exceeds the individual’s alternative minimum tax for that year and may be applied in the year CEE is renounced to the individual, the following twenty years, or in the prior three years. To the extent the credit was applied in a year, it would be deducted from the subscriber’s CCEE account in the following taxation year. Where the balance of an individual’s CCEE pool is negative at the end of a taxation year, the negative amount must be included in the individual’s income for that taxation year. As such, a subscriber who claims this credit for the 2015 taxation year would be required to include in his 2016 income the amount claimed unless there is a sufficient offsetting balance in the individual’s CCEE account in 2016.

Flow-Through Shares acquired pursuant to the Offering will be deemed to have an initial cost for tax purposes of nil, and a Resident Holder’s adjusted cost base thereof will be equal to the average cost of all Common Shares (including Common Shares which are not Flow-Through Shares) held by the Resident Holder as capital property. Any tax consequences arising from a disposition of Common Shares will be measured by reference to such average adjusted cost base. See the summary above under the heading “- Dispositions of Common Shares” for a discussion of the tax treatment of the disposition of Common Shares.

Cumulative Net Investment Loss

One-half of the amount of the CEE renounced to a subscriber will be added to the subscriber’s cumulative net investment loss (“CNIL”) account, as defined in the Tax Act. A subscriber’s CNIL account may impact a subscriber’s ability to access the lifetime capital gains exemption available on the disposition of certain qualified small business corporation shares and qualified farm property.

Minimum Tax

Under the Tax Act, an alternative minimum tax is payable by an individual (other than certain trusts) equal to the amount by which the alternative minimum tax exceeds the tax otherwise payable. In calculating adjusted taxable income for the purpose of determining minimum tax, certain deductions and credits otherwise available, such as the deduction for CEE not used to reduce resource income, are disallowed and certain amounts not otherwise taxable are included in income, such as 80% of net capital gains. The Tax Act disallows the deduction of certain carrying charges for purposes of computing adjusted taxable income for minimum tax purposes that relate to an investment in flow-through shares to the extent that the deduction for such carrying charges exceeds the individual’s resource income after deductions for resource expenses, including CEE. In computing adjusted taxable income for minimum tax purposes, a $40,000 exemption is provided. The federal rate of minimum tax is 15%. Whether and to what extent the tax liability of a particular subscriber will be increased by the minimum tax will depend upon the amount of such subscriber’s income, the sources from which it is derived and the nature and amounts of any deductions that such subscriber claims. Any additional tax payable for a year from the application of the minimum tax provisions is recoverable in subsequent years to the extent that tax otherwise determined exceeds the minimum tax for any of the following seven taxation years. Subscribers should consult their own independent tax advisors with respect to the potential alternative minimum tax consequences to them having regard to their own particular tax circumstances.

Taxation of Non-Resident Holders

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation will be subject to Canadian non-resident withholding tax at a rate of 25%, unless reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended, (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation’s voting shares).

Dispositions of Common Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant constitutes “taxable Canadian property” to the NonResident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

If the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and NYSE MKT, at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60 month period immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, or the NonResident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resources properties” (as defined in the Tax Act) or an option, an interest or right in such properties, whether or not such property exists.

If a Non-Resident Holder to whom Common Shares or Warrants are taxable Canadian property is not exempt from tax under the Tax Act by virtue of a tax treaty, the consequences described under “-Taxation of Resident Holders” – “Disposition of Common Shares” and “Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders should consult their own tax advisors with respect to the foreign tax laws applicable to their investment.

This summary does not address any Canadian federal income tax considerations to a Non-Resident Holder who acquires Flow-Through Shares under this Offering.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the acquisition, ownership and disposition of Units acquired pursuant to this Prospectus Supplement, the acquisition, ownership, and disposition of Unit Shares acquired as part of the Units, the exercise, disposition, and lapse of Warrants acquired as part of the Units, and the acquisition, ownership, and disposition of Warrant Shares received upon exercise of the Warrants. This summary does not address any U.S. tax considerations to a U.S Holder who acquires Flow-Through Shares under this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Units pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Unit Shares, Warrants and Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Units, Unit Shares, Warrants, and Warrant Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Units, Unit Shares, Warrants or Warrant Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

  a citizen or individual resident of the United States.;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Units, Unit Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Units, Unit Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Units, Unit Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the Corporation’s outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Units, Unit Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Units, Unit Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Units, Unit Shares, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Units, Unit Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Units, Unit Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Unit will be treated as the acquisition of a “unit” consisting of two components: a component consisting of one Unit Share and a component consisting of one-half of one Warrant. The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder. This allocation of the purchase price for each Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and one-half of one Warrant that comprise each Unit.

For this purpose, the Corporation will allocate $0.30 of the purchase price for each Unit to the Unit Share and $0.04 of the purchase price for each Unit to one-half of one Warrant. However, the IRS will not be bound by such allocation of the purchase price for the Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

Passive Foreign Investment Company Rules

If the Corporation is considered a PFIC at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Unit Shares, Warrants or Warrant Shares.

The Corporation believes that it was classified as a PFIC for the tax year ended August 31, 2014, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for the current tax year and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.

In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Corporation’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Corporation (or by one of the Corporation’s subsidiaries). Each U.S. Holder should consult its own tax advisor regarding the Corporation’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Corporation generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Corporation for such tax year is passive income or (the “PFIC income test”) (b) 50% or more of the value of the assets of the Corporation either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Corporation’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Units, Unit Shares, Warrants or Warrant Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Units, Unit Shares, Warrants or Warrant Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Units and the acquisition, ownership, and disposition of Unit Shares, Warrants and Warrant Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Unit Shares or Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Unit Shares, Warrants and Warrant Shares and (b) any excess distribution received on the Unit Shares and Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Unit Shares and Warrant Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Unit Shares, Warrants and Warrant Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Unit Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Unit Shares or Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Unit Shares, Warrant Shares or Warrants, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Unit Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Unit Shares and Warrant Shares were sold on the last day of the last tax year for which the Corporation was a PFIC. No such election, however, may be made with respect to the Warrants.

Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Units. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Unit Shares under the PFIC rules and the applicable elections differently.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Unit Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Corporation’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Corporation’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Unit Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Unit Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Unit Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of Unit Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such U.S. Holder acquired them by exercising the corresponding Warrant. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Units, Unit Shares, Warrants, and Warrant Shares.

The Corporation: (a) will use commercially reasonable efforts to make available to U.S. Holders, upon their written request after the end of a tax year, information as to its status as a PFIC, and (b) for each year in which the Corporation is a PFIC, provide to a U.S. Holder, upon written request, all information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation is required to obtain for U.S. federal income tax purposes. The Corporation may elect to provide such information on its website. However, U.S. Holders should be aware that the Corporation can provide no assurances that it will provide any such information relating to any Subsidiary PFIC. Because the Corporation may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain the required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Unit Shares and Warrant Shares only if the Unit Shares and Warrant Shares are marketable stock. The Unit Shares and Warrant Shares generally will be “marketable stock” if the Unit Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Unit Shares and Warrant Shares are “regularly traded” as described in the preceding sentence, the Unit Shares and Warrant Shares are expected to be marketable stock. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Unit Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Unit Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Unit Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Unit Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Unit Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Unit Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Units. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Unit Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Unit Shares and any Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Unit Shares and any Warrant Shares, over (ii) the fair market value of such Unit Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Unit Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Unit Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Unit Shares and Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Unit Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would generally be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Unit Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion describes the general rules applicable to the ownership and disposition of the Warrants but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. If, as anticipated, the Corporation is a PFIC, a U.S. Holder’s holding period for the Warrant Share will begin on the date on which such U.S. Holder acquired its Units.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Corporation’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Corporation at “Distributions on Unit Shares and Warrant Shares” below).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Unit Shares and Warrant Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Unit Shares and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Unit Share or Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Corporation’s current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Unit Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Unit Shares or Warrant Shares (see “Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares” below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Corporation with respect to the Unit Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Unit Shares or Warrant Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Unit Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares

Upon the sale or other taxable disposition of Unit Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Unit Shares or Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Unit Shares or Warrant Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Unit Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Unit Shares, Warrants or Warrant Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Unit Shares or Warrant Shares (or with respect to any constructive dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation (including constructive dividends) should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Unit Shares, Warrant Shares or Warrants that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Unit Shares and Warrant Shares and net gains from the disposition of the Unit Shares, Warrants and Warrant Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions under the PFIC rules discussed above are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Unit Shares or Warrant Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Unit Shares or Warrant Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Unit Shares, Warrants and Warrant Shares.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Unit Shares, Warrants, and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Unit Shares, Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF UNIT SHARES, WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

PRIOR SALES

The following sets forth information regarding the issuance of Common Shares, or securities convertible into Common Shares in the twelve month period ending on the date hereof.

Date of Issuance	Securities Issued	Issue Price	Reason for Issuance
April 3, 2014	73,617 common shares	US$0.6634	Issuance of common shares(1)
April 3, 2014	200,000 common shares	US$0.5967	Issuance of common shares(2)
April 3, 2014	3,654 common shares	US$0.5967	Issuance of common shares(3)
April 3, 2014	50,000 common shares	Cdn$0.55	Exercise of options
April 4, 2014	40,000 common shares	US$0.6269	Issuance of common shares(1)
April 7, 2014	38,953 common shares	US$0.6270	Issuance of common shares(1)
April 8, 2014	40,000 common shares	US$0.6247	Issuance of common shares(1)
April 9, 2014	40,000 common shares	US$0.6315	Issuance of common shares(1)
April 10, 2014	36,900 common shares	US$0.6106	Issuance of common shares(1)
April 11, 2014	40,000 common shares	US$0.6129	Issuance of common shares(1)
April 14, 2014	40,000 common shares	US$0.6232	Issuance of common shares(1)
April 15, 2014	40,000 common shares	US$0.6298	Issuance of common shares(1)
April 16, 2014	39,777 common shares	US$0.6081	Issuance of common shares(1)
April 17, 2014	28,294 common shares	US$0.6025	Issuance of common shares(1)
April 21, 2014	200 common shares	US$0.6000	Issuance of common shares(1)
April 23, 2014	15,721 common shares	US$0.6023	Issuance of common shares(1)

Date of Issuance	Securities Issued	Issue Price	Reason for Issuance
April 24, 2014	200,000 common shares	US$0.5817	Issuance of common shares(2)
April 24, 2014	3,562 common shares	US$0.5817	Issuance of common shares(3)
April 25, 2014	16,200 common shares	US$0.6011	Issuance of common shares(1)
April 28, 2014	25,000 common shares	US$0.6000	Issuance of common shares(1)
April 29, 2014	200 common shares	US$0.6000	Issuance of common shares(1)
April 30, 2014	8,881common shares	US$0.6011	Issuance of common shares(1)
May 1, 2014	100,000 options	Cdn$0.62(4)	Issuance of options
May 13, 2014	200,000 common shares	US$0.5069	Issuance of common shares(2)
May 13, 2014	3,104 common shares	US$0.5069	Issuance of common shares(3)
June 5, 2014	405,000 options	Cdn$0.54(4)	Issuance of options
June 13, 2014	9,237,875 common shares	US$0.433	Issuance of common shares(5)
June 13, 2014	6,466,513 warrants	US$0.56(6)	Issuance of warrants(5)
June 13, 2014	554,273 agents’ compensation warrants	US$0.56(4)	Issuance of compensation warrants(5)
July 2, 2014	1,653,866 common shares	Cdn$0.60	Issuance of flow-through common shares(7)
July 2, 2014	2,445,000 common shares	Cdn$0.48	Issuance of common shares(8)
July 2, 2014	1,232,500 warrants	Cdn$0.60(4)	Issuance of warrants(8)
July 14, 2014	200,000 options	Cdn$0.49(4)	Issuance of options
July 15, 2014	150,000 options	Cdn$0.48(4)	Issuance of options
July 31, 2014	10,000 warrants	Cdn$0.49(4)	Issuance of warrants pursuant to an accommodation agreement with an Aboriginal partner
September 2, 2014	140,000 options	Cdn$0.46(4)	Issuance of options
September 4, 2014	175,000 options	Cdn$0.47(4)	Issuance of options
October 20, 2014	25,328 common shares	US$0.2583	Issuance of common shares(1)
October 21, 2014	24,901 common shares	US$0.2540	Issuance of common shares(1)
October 22, 2014	31,820 common shares	US$0.2628	Issuance of common shares(1)
October 23, 2014	29,100 common shares	US$ 0.2553	Issuance of common shares(1)
October 24, 2014	63,382 common shares	US$0.2577	Issuance of common shares(1)
October 27, 2014	20,800 common shares	US$0.2547	Issuance of common shares(1)
October 28, 2014	90,545 common shares	US$0.2407	Issuance of common shares(1)
October 29, 2014	67,850 common shares	US$0.2496	Issuance of common shares(1)
October 30, 2014	67,200 common shares	US$0.2473	Issuance of common shares(1)
October 31, 2014	83,473 common shares	US$0.2424	Issuance of common shares(1)
November 3, 2014	18,100 common shares	US$0.2403	Issuance of common shares(1)
November 4, 2014	800 common shares	US$0.2400	Issuance of common shares(1)

Date of Issuance	Securities Issued	Issue Price	Reason for Issuance
November 14, 2014	187,912 common shares	US$0.2053	Issuance of common shares(1)
November 14, 2014	52,961 common shares	US$0.2009	Issuance of common shares(1)
November 17, 2014	244,381 common shares	US$0.2029	Issuance of common shares(1)
November 18, 2014	81,194 common shares	US$0.2053	Issuance of common shares(1)
November 19, 2014	113,400 common shares	US$0.2029	Issuance of common shares(1)
November 20, 2014	23,999 common shares	US$0.2023	Issuance of common shares(1)
November 21, 2014	60,821 common shares	US$0.2002	Issuance of common shares(1)
November 24, 2014	4,400 common shares	US$0.2000	Issuance of common shares(1)
November 24, 2014	1,010,000 options	Cdn$0.22(4)	Issuance of options
November 25, 2014	17,700 common shares	US$0.2000	Issuance of common shares(1)
November 26, 2014	52,500 common shares	US$0.2000	Issuance of common shares(1)
November 28, 2014	19,400 common shares	US$0.2000	Issuance of common shares(1)
December 1, 2014	77,801 common shares	US$0.2000	Issuance of common shares(1)
December 2, 2014	15,400 common shares	US$0.2004	Issuance of common shares(1)
December 2, 2014	195,000 options	Cdn$0.22(4)	Issuance of options
December 19, 2014	8,981,781 common shares	Cdn$0.27	Issuance of flow-through common shares(9)
December 19, 2014	527,806 agents’ compensation warrants	Cdn$0.27(4)	Issuance of agents’ compensation warrants(9)
December 30, 2014	35,800 common shares	US$0.2014	Issuance of common shares(1)
December 31, 2014	3,915,100 common shares	US$0.2002	Issuance of common shares(1)
January 19, 2015	150,000 options	Cdn$0.21(4)	Issuance of options
February 2, 2015	25,000 options	Cdn$0.21(4)	Issuance of options
February 20, 2015	314,365 common shares	US$0.3181	Issuance of common shares(1)
February 23, 2015	122,073 common shares	US$0.3438	Issuance of common shares(1)
March 2, 2015	50,000 common shares	Cdn$0.22	Exercise of options
March 2, 2015	205,000 options	Cdn$0.36(4)	Issuance of options
March 26, 2015	22,200 common shares	US$0.3000	Issuance of common shares(1)
March 30, 2015	80,000 common shares	US$0.2571	Issuance of common shares(1)
March 31, 2015	75,000 common shares	US$0.2457	Issuance of common shares(1)
April 1, 2015	35,955 common shares	US$0.2403	Issuance of common shares(1)
April 2, 2015	50,400 common shares	US$0.2420	Issuance of common shares(1)
April 6, 2015	16,130 common shares	US$0.2443	Issuance of common shares(1)
April 7, 2015	10,500 common shares	US$0.2386	Issuance of common shares(1)
April 8, 2015	40,100 common shares	US$0.2449	Issuance of common shares(1)
April 9, 2015	57,000 common shares	US$0.2482	Issuance of common shares(1)

Date of Issuance	Securities Issued	Issue Price	Reason for Issuance
April 10, 2015	127,600 common shares	US$0.2530	Issuance of common shares(1)
April 13, 2015	131,500 common shares	US$0.2720	Issuance of common shares(1)
April 14, 2015	58,900 common shares	US$0.2921	Issuance of common shares(1)

(1)	Issued pursuant to the sales agreement with Cowen and Company, LLC as disclosed in the Corporation’s prospectus supplement dated September 24, 2013 and filed with the SEC.

(2)	Issued pursuant to the Purchase Agreement with Lincoln Park Capital Fund, LLC as disclosed in the Corporation’s prospectus supplement dated November 27, 2013 and filed with the SEC.

(3)	Commitment shares issued pursuant to the Purchase Agreement with Lincoln Park Capital Fund, LLC as disclosed in the Corporation’s prospectus supplement dated November 27, 2013 and filed with the SEC.

(4)	Exercise price at issuance.

(5)	Issued pursuant to the registered direct offering as disclosed in the Corporation’s prospectus supplement dated June 10, 2014 and filed with the SEC.

(6)

The exercise price at issuance was US$0.56 per Common Share and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per Common Share. The adjusted exercise price as calculated by the anti-dilution provisions as at April 28, 2015 is US$0.5440.

(7)	Issued pursuant to a private placement of “flow-through” Common Shares.

(8)	Issued pursuant to a private placement of non “flow-through” units at the price of Cdn$0.48 per unit. Each unit consisted of one Common Share and one half Common Share purchase warrant.

(9)	Issued pursuant to a private placement of “flow-through” Common Shares.

TRADING PRICE AND VOLUME

The principal market on which the Common Shares and the common share purchase warrants of the Corporation trade is the TSX. The Common Shares also trade on the NYSE MKT.

Common Shares

The following table sets forth, for the periods indicated since the date of the Prospectus to the date of this Prospectus Supplement, the high and low prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE MKT, as reported by the relevant stock exchange.

	NYSE MKT			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
2014
April	$0.67	$0.56	6,206,692	$0.74	$0.62	2,874,234
May	$0.60	$0.49	4,035,562	$0.65	$0.53	1,663,765
June	$0.53	$0.44	5,551,914	$0.57	$0.46	3,288,017
July	$0.48	$0.44	3,347,866	$0.52	$0.47	2,056,991
August	$0.46	$0.40	3,047,365	$0.49	$0.45	1,661,214
September	$0.46	$0.31	4,699,696	$0.50	$0.36	2,056,233
October	$0.34	$0.20	5,759,245	$0.38	$0.25	2,082,842
November	$0.23	$0.18	6,490,565	$0.27	$0.21	2,833,343
December	$0.21	$0.17	11,405,767	$0.25	$0.20	3,778,852
2015
January	$0.21	$0.16	3,787,591	$0.24	$0.20	2,129,418
February	$0.36	$0.16	13,649,976	$0.46	$0.21	14,782,406
March	$0.31	$0.20	5,383,169	$0.39	$0.25	3,328,679

	NYSE MKT			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
April(1)	$0.40	$0.24	13,628,797	$0.48	$0.30	6,011,310

________________________
(1) For April 1, 2015 through to April 28, 2015

The closing price of the Common Shares on the TSX and the NYSE MKT on April 28, 2015, as reported by the relevant stock exchange, was Cdn$0.36 and US$0.30, respectively.

RISK FACTORS

An investment in securities of the Corporation is highly speculative and involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus, investors should carefully consider the risk factors set out below. Any one of such risk factors could materially affect the Corporation’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. Additional risks and uncertainties not currently identified by the Corporation or that the Corporation currently believes not to be material also may materially and adversely affect the Corporation’s business, financial condition, operations or prospects.

The Corporation has no operating revenues and a history of losses.

The Corporation has had no operating revenues and a history of losses, and no operating revenues are anticipated until one of the Corporation’s projects comes into production, which may or may not occur. The Corporation will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that the Corporation will be able to do so.

The Corporation has no history of operations.

Avalon is an exploration and development Corporation and has no history of mining or refining mineral products from its properties. As such, any future revenues and profits are uncertain. There can be no assurance that the Nechalacho Project, the East Kemptville Project, the Separation Rapids Project or any other project will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. The Corporation will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that the Corporation will generate revenue from any source, operate profitably or provide a return on investment in the future.

There is uncertainty regarding the Corporation’s ability to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Corporation’s ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Corporation to raise alternative financing.

The Corporation is currently in the exploration stage of its properties. If the Corporation determines based on its most recent information that it is feasible to begin operations on its properties, the Corporation will be required to raise additional capital in order to develop and bring the properties into production. The Corporation’s ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that it will be able to raise funds, or to raise funds on commercially reasonable terms.

The development of the Nechalacho Project, the East Kemptville Project and the Separation Rapids Project involve numerous uncertainties and there are no guarantees that it will be successful.

Mine development projects typically require long time frames and significant expenditures before production is possible. Bringing any of the Nechalacho Project, the East Kemptville Project and the Separation Rapids Project into successful operation is dependent on many factors such as:

  the availability of funds to finance construction and other capital expenditures and to provide working capital;

  the timing and availability of permits and other approvals to proceed with construction and to operate the mine and processing facilities;

  the completion of negotiations with First Nations and other Aboriginal groups and stakeholders affected by such project;

  the completion of acquisition of a property or properties for the processing facilities and the availability of infrastructure necessary for construction and operation;

  the negotiation of sales or off-take contracts for the planned production from such project; and

  the completion of negotiations with strategic partners for the provision of additional investment and/or the provision of technical assistance or services.

Other unanticipated problems and delays may arise in the development of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Project and, accordingly, the Corporation may not be successful in establishing mining and processing operations.

Additional financing may be needed for business operations and there are no guarantees that the Corporation will be able to raise sufficient funds.

The Corporation does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Project, or to complete exploration or feasibility studies on any of its other properties. The Corporation believes its existing financial resources, along with anticipated funds to be raised through “at the market” issuances pursuant to the sales agreement with Cowen and Company, LLC as disclosed in the Corporation’s prospectus supplement dated September 24, 2013, will be adequate to fund general and administrative expenses and planned exploration and development expenses through the end of 2015, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Corporation will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mining industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Corporation will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Project, and could require the Corporation to reduce general and administrative expenses or impair the Corporation’s ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

The Corporation may fail to identify joint venture partners or may fail to successfully manage joint ventures.

As part of the Corporation’s development strategy, the Corporation is considering a number of alternatives to access development capital for its mineral properties, including joint ventures with strategic partners. However, there can be no assurance that the Corporation will be able to identify joint venture candidates or that it will succeed at effectively managing the operation of any joint venture. Unprofitable joint ventures may adversely affect the price of the Common Shares and negatively affect the Corporation’s results of operations.

The Corporation will need to enter off-take agreements and failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Project.

The Corporation intends to pursue entering into off-take agreements with industrial consumers of the minerals it intends to produce in order to have assurance of future sales of its products. It is likely that it will be necessary to have some of the off-take agreements in place in order to secure project financing for the Nechalacho Project in order to demonstrate the economic viability of the project to lenders. Failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Project.

The ore type at the Nechalacho Project is unique and there is a risk that the metallurgical process that the Corporation anticipates using will not perform at commercial scale as expected.

The ore type at the Nechalacho Project is unique and one for which known metallurgical processes have not previously been applied. Accordingly, there is a risk that the process designed at the bench and pilot scale will not perform at commercial scale as expected. The failure of such metallurgical process, when applied to the ore at the Nechalacho Project, could materially and adversely affect the Corporation’s expected development and production schedule.

Title to some of the Corporation’s mineral properties may be challenged or defective. Aboriginal groups may raise title disputes in relation to land claims and any impairment or defect in title could have a negative impact on the Corporation’s results of operations and financial condition.

The Corporation’s title to its properties may be subject to disputes or other claims including Aboriginal land title claims. Although the Corporation has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Corporation’s title to its properties could have a material adverse effect on the Corporation’s business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Corporation’s profitability.

The Corporation will need to enter into agreements with applicable Aboriginal groups to complete the development of the Nechalacho Project. The Corporation has entered into an accommodation agreement with the Deninu K’ue First Nation (“DKFN”) which provides for business and employment opportunities for the DKFN and contains measures to mitigate the environmental and cultural impacts of the project. The Corporation is seeking to enter into similar agreements with the Lutsel K’e Dene First Nation (the “LKDFN”) and Yellowknives Dene First Nation (the “YKDFN”), but there is no assurance that these agreements will be completed in a timely manner or at all. Even after the accommodation agreements are entered into, the continuing co-operation of the First Nations will be required to implement the terms of the agreements and proceed with the Nechalacho Project. Any failure of co-operation by these or any other potentially impacted Aboriginal groups could result in delay of work on the Nechalacho Project. The Corporation also has entered into a Participation Agreement with the Northwest Territory Métis Nation (“NWTMN”). This agreement provides for training, employment, and business opportunities for the NWTMN related to the Project and associated facilities in the Northwest Territories. The Participation Agreement also contains measures to mitigate environmental and cultural impacts that may result from the project development.

The Corporation may need to acquire additional properties for its hydrometallurgical plant which may significantly delay the development of the Nechalacho Project as a whole.

As part of the Nechalacho Project, in the current FS, the Corporation plans for a hydrometallurgical plant to be located at Pine Point, 85 kilometres east of Hay River, Northwest Territories and a rare earth refinery to be located in Geismar, Louisiana. The Corporation has applied to the relevant government departments for surface leases on the Pine Point location, but such surface leases have not yet been granted, and the application for a surface lease on the portion of the Pine Point location intended for use as a tailings management facility has been returned by the government department in charge of that property. Any grants and surface leases, if granted, may be subject to the rights of holders of exploration claims or other subsurface rights, which may be inconsistent with the use of the property for the hydrometallurgical plant. In addition, economic factors such as power cost and infrastructure factors such as the adequacy of road and/or rail access may cause the Corporation not to proceed with acquiring the Pine Point surface leases.

The Corporation’s purchase option on the land parcel in Geismar, Louisiana expired on December 15, 2014. Several sites in western Canada are under consideration for the location of an updated Hydrometallurgical Plant.

If the properties in Pine Point, Geismar or a suitable alternative are not acquired, the Corporation will need to identify and acquire another suitable site or sites for its hydrometallurgical plant and rare earth refinery, which may significantly delay the development of the Nechalacho Project as a whole.

The Corporation’s feasibility study relies upon estimates based on assessments of current and future market conditions and available technical information concerning the Nechalacho Project, which are only projections and are inherently uncertain.

The Corporation’s expected production schedules, capital costs, engineering and construction estimates and operating costs which are included in the Annual Report are contained in the FS and described in the material change report dated April 29, 2013 and the Corporation’s management’s discussion and analysis of results of operations and financial condition of the Corporation for the three and six months ended February 28, 2015. The FS relies upon estimates based on assessments of current and future market conditions and available technical information concerning the Nechalacho Project. Accordingly, the results indicated by the FS are projections only and are inherently uncertain. In particular, actual capital costs may significantly exceed those estimated by the FS, and engineering and construction estimates and schedules set forth in the FS may prove materially inaccurate.

Anticipated operating costs and production schedules set forth in the FS are based upon a variety of factors, including:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of REE and other minerals from the ore;

  cash operating costs of comparable facilities, supplies/consumables and equipment;

  anticipated climatic conditions; and

  forecasts for foreign exchange markets, and discount rates.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Corporation in the future may differ significantly from those anticipated by the Corporation’s current estimates, and there can be no assurance that the Corporation’s actual capital and operating costs will not be higher than currently anticipated. The Corporation’s actual costs and production may vary from estimates for a variety of reasons, including: lack of availability of raw material or equipment; unexpected construction or operating problems; metallurgical performance; unanticipated geologic features; short-term operating factors; delays in delivery of consumables; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost and consumption rate of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Corporation’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is developed may have a material adverse effect on the Corporation’s ability to finance or complete construction of the Nechalacho Project and on the Corporation’s business, results of operations and financial condition.

Changes in the market price of rare earth minerals, which in the past has fluctuated widely, will affect the profitability of the Corporation’s operations and financial condition.

The Corporation’s revenues, if any, from the Nechalacho Project and certain of its other projects, are expected to be derived in large part from the mining and sale of rare metals and minerals. Demand for and the prices of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Corporation’s control, including international economic and political conditions (such as the complaint filed with the World Trade Organization and won by the United States, the European Union and Japan against China’s REE export restrictions in 2014), expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of rare metal, REE and other rare mineral substitutes; rare metal, REE and other rare mineral and other stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of REE and therefore the Corporation’s ability to finance the construction of the Nechalacho Project, pursue the East Kemptville Project or Separation Rapids Project and economic viability of the Corporation’s operations cannot be accurately predicted.

REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Prices have not recovered materially in 2013, 2014 or 2015. Demand for REE products may be impacted by demand for products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for REE products, which would have a material adverse effect on the Nechalacho Project and the Corporation’s business. In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand. Strong REE prices, as well as real or perceived disruptions in the supply of REE, also create economic incentives to identify or create alternate technologies that ultimately could depress future long-term demand for REE products, and at the same time may incentivize development of additional mining properties to produce REE. For example, automobile manufacturers have previously announced plans to develop motors for electric and hybrid cars that do not require REE products due to concerns about the available supply of rare earths. If the automobile industry or other industries reduce their reliance on rare earth products, the resulting change in demand could have a material adverse effect on the Corporation’s business. In particular, if prices or demand for rare earths were to decline, this could impair the Corporation’s ability to obtain financing for the Nechalacho Project and its ability to find purchasers for its products at prices acceptable to the Corporation.

The Corporation operates in a highly competitive industry and some of our competitors may engage in predatory pricing behaviour or manipulation of the available supply of REE.

An increase in the global supply of rare metal and REE products, dumping and predatory pricing by the Corporation’s competitors may materially adversely affect its ability to raise capital and construct and profitably operate the Nechalacho Project. The pricing and demand for rare metal and REE products is affected by a number of factors beyond the Corporation’s control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides the majority of the world’s supply of REE. It has in recent years reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Prices have not yet materially recovered. Higher rare earth prices have caused a number of companies to engage in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Project, the East Kemptville Project, the Separation Rapids Project and other development projects achieving production may lead the Corporation’s competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE. Any increase in the amount of rare earth products exported from China or from mines outside China and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project or our ability to further pursue the East Kemptville Project or the Separation Rapids Project. As a result of these factors, the Corporation may not be able to compete effectively against future competitors.

Any unexpected costs or delays in the commercialization of rare earth products could have a material adverse effect on the Corporation’s ability to finance construction of and successfully operate the Nechalacho Project.

The success of the Nechalacho Project will depend, in part, on the establishment of new markets by the Corporation or third parties for certain rare earth products that may be in low demand, the creation of new markets and the successful commercialization of REE products in existing and emerging markets. Any unexpected costs or delays in the commercialization of any of the foregoing products and applications could have a material adverse effect on the Corporation’s ability to finance construction of and successfully operate the Nechalacho Project.

The inability of the Corporation to secure the required mineral tenure licenses at the East Kemptville Project could have a material adverse effect on the Corporation’s ability to conduct further studies and exploration activities on the East Kemptville Project.

The Corporation holds mineral rights at the East Kemptville Project through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders which was done in 2014. Ultimately, with completion of a feasibility study and related environmental assessment work, a form of mining lease is obtainable from the government to secure the requisite surface land rights. The Corporation is currently in discussions with the surface rights holders with respect to obtaining full title to the lands covered by the Special Licence, however there can be no assurance that full title to the lands covered by the Special Licence will be obtained. The Corporation first acquired a Special Licence at the East Kemptville Project in 2005 and it has been subsequently renewed multiple times while the Corporation negotiated access to the site. In September 2014, the Corporation submitted an application for a new Special Licence reflecting the entire original mine site. In March 2015, by Order in Council, the Government of Nova Scotia approved this application. The Corporation plans to proceed with its initial work program on the East Kemptville Project; however, the timing of the initial work program, and, potentially the completion of a feasibility study and related environmental assessment work at the project in the future, could be delayed in the event that future access to the site is not obtained from the surface rights owner. In addition, without the completion of a feasibility study, the form of mining lease will not be obtainable from the government in order for Avalon to secure the requisite surface land rights. These factors could have a material adverse effect on the Corporation’s plans for the East Kemptville Project, which may, as a result, not be further explored or ultimately developed.

Competition for recruitment and retention of qualified personnel, for which the Corporation competes with other exploration companies, many of which have greater financial resources than us, and a shortage of equipment and supplies could adversely affect our ability to operate our business.

The Corporation will be dependent on various supplies, equipment, parts and labour and the services of contractors to carry out construction of the Nechalacho Project and to carry out its other exploration and development projects such as the East Kemptville Project and the Separation Rapids Project. The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Corporation’s ability to successfully construct and operate the Nechalacho Project and carry out its other exploration and development activities on the East Kemptville Project and the Separation Rapids Project.

Mineral resource and mineral reserve estimates are based upon estimates made by Corporation personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revisions based on further exploration or development work. There is no certainty that any of the mineral resources or mineral reserves identified on the Nechalacho Project, the East Kemptville Project or Separation Rapids Project will be realized, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Evaluations of drilling results are ongoing, but until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only.

In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, metal prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

The Corporation’s estimated mineral resources and mineral reserves should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Readers should be cautioned not to place undue reliance on these estimates. The Corporation cannot be certain that its mineral resource and mineral reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

  actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;

  increases in the capital or operating costs of the mine;

  changes in the life-of-mine plan;

  the grade of ore may vary over the life of the mine and the Corporation cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered; or

  metallurgical performance could differ from forecast.

The occurrence of any of these events may cause the Corporation to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Corporation’s financial condition and results of operations.

Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Corporation.

The Corporation may not be able to obtain all required permits and licenses to place our properties into production.

The construction and operation of the Nechalacho Project and the other exploration and development operations of the Corporation, such as on the East Kemptville Project and Separation Rapids Project, require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, mining and processing operations at its projects. If the Corporation proceeds to production on the Nechalacho Project or any other project, licenses and permits may contain specific operating conditions and there can be no assurance that these conditions will not result in material increases in capital or operating costs or reductions in anticipated production, or that the Corporation will be able to comply with any such conditions. Costs related to applying for and obtaining permits and licenses or complying with the requirements they impose may be prohibitive and could delay planned exploration, development, construction or operation activities. Failure to comply with applicable laws, regulations and permitting requirements or with the conditions contained in licenses or permits may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration, development, mining or processing operations may be required to compensate those suffering loss or damage by reason of those activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation’s operations and cause increases in capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

The Corporation’s activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict its operations.

All phases of the Corporation’s exploration and development activities are subject to regulation by governmental agencies under various environmental laws in the various jurisdictions in which it operates. These laws and the regulations adopted thereunder address emissions into the air, discharges into water, management of waste, management of hazardous substances, the transportation of hazardous and/or radioactive substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future. Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties.

The Corporation does not maintain insurance with respect to certain high-risk activities, which exposes it to significant risk of loss.

In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Corporation’s securities.

The loss of key management personnel may adversely affect the Corporation’s business and results of operations.

The Corporation is dependent on the services of key executives including the Corporation’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Corporation’s interests and the advancement of the Nechalacho Project and other projects such as the East Kemptville Project and the Separation Rapids Project, as well as the identification of new opportunities for growth and funding. Due to the Corporation’s relatively small size, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled employees required for the development of the Corporation’s activities may have a material adverse effect on the Corporation’s business or future operations.

The mining industry is highly speculative and involves substantial risks.

Mineral exploration and development is highly speculative, and certain inherent exploration risks could have a negative effect on the Corporation. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Corporation’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;

  determine metal content and metallurgical recovery processes to extract metal from the ore;

  conduct environmental, social, economic and technical studies; and

  construct, renovate or expand mining and processing facilities.

In addition, if the Corporation discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional mineral rights.

The Corporation operates in a highly competitive industry.

The mineral exploration and development industry is intensely competitive. Significant competition exists for the marketing of the minerals that the Corporation intends to produce as well as the acquisition of mineral concessions, claims, leases and other mineral interests. The Corporation may be at a competitive disadvantage in arranging for the sale of products intended to be produced at the Nechalacho Project or other properties, such as the East Kemptville Project and Separation Rapids Project, or in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Corporation. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Corporation’s exploration activities are subject to various federal, provincial, state and local laws and regulations.

The Corporation’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;

  management, transportation and use of toxic, hazardous and/or radioactive substances and explosives;

  management of tailings and other wastes generated by the Corporation’s operations;

  management of natural resources;

  exploration and development of mines, production and post-closure reclamation;

  exports;

  price controls;

  taxation;

  regulations concerning business dealings with native groups;

  labour standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Corporation incurring significant expenditures. The Corporation may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or changes to or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Corporation’s operations and delays in the development of the Corporation’s properties.

Exploration activities depend on adequate infrastructure and we cannot be assured that the Corporation’s properties will maintain adequate infrastructure.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

Mining and resource exploration is inherently dangerous and subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on the Corporation’s business and plans.

Mineral exploration, the development and construction and operation of mines and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Changes in critical accounting estimates could adversely affect financial results.

The Corporation’s most significant accounting estimates relate to the carrying value of the Corporation’s metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Corporation’s annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where impairment indicators exist, management assesses if carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Other significant estimate relates to accounting for stock based compensation and warrant valuation. Option and warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options granted/vested during the year, or of the value of the Corporation’s warrants denominated in foreign currency.

Certain officers and directors may be in a position of conflicts of interest.

Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

The Corporation is likely a ‘‘passive foreign investment company’’, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the Units who are U.S. taxpayers should be aware that the Corporation believes it was classified as a “passive foreign investment company” or “PFIC” during the tax year ended August 31, 2014, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for the current tax year and future tax years. If the Corporation is a PFIC for any year during a U.S. taxpayer’s holding period of Unit Shares, Warrants or Warrant Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Unit Shares, Warrants or Warrant Shares or any so-called ‘‘excess distribution’’ received on its Shares and Warrant Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election or a Mark-to-Market Election. Subject to certain limitations, such elections may be made with respect to the Unit Shares and Warrant Shares. A U.S. taxpayer may not make a QEF Election or Mark-to-Market Election with respect to the Warrants. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Unit Shares or Warrant Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion herein under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Unit Shares, Warrants and the Warrant Shares.

This risk factor is qualified in its entirety by the discussion herein under the heading “Certain U.S. Federal Income Tax Consequences”. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of securities of the Corporation.

The Corporation is subject to foreign currency fluctuations.

It is expected that a significant portion of the Corporation’s revenue from the sale of its products from the Nechalacho Project will likely be priced in U.S. dollars, whereas most of its operating costs will likely be incurred in Canadian dollars and other international currencies. In addition, a significant portion of the capital costs for the construction of the mining plant at the Nechalacho Project will also likely be priced in U.S. dollars. The fluctuation in the exchange rate between the U.S. dollar and the Canadian dollar and other international currencies may have a significant impact on the future profitability of the Corporation and it may also significantly increase or decrease the capital costs for the Nechalacho Project.

The Common Shares have experienced volatility in share price.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would not have necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuation in price will not occur.

Additional financing may be needed for business operations which may lead to dilution of the Corporation’s current shareholders

The Corporation will require additional funds, in addition to those funds which have been raised and may be raised in the future under the Sales Agreement with Cowen and Company, LLC dated September 24, 2013 and the Purchase Agreement with Lincoln Park Capital Fund, LLC dated November 27, 2013, to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Corporation raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Corporation’s shareholders. Future sales of Common Shares or warrants of the Corporation in public or private markets could adversely affect the trading price of the Common Shares and its ability to continue to raise funds by new offerings of Common Shares or warrants.

The Corporation does not currently intend to pay cash dividends.

The Corporation has not paid any dividends on its Common Shares. Any decision to pay dividends on its Common Shares in the future will be dependent upon the financial requirements of the Corporation to finance future growth, the financial condition of the Corporation and other factors which the Corporation’s Board of Directors may consider appropriate in the circumstances.

The Corporation has discretion to apply the net proceeds of the Offering differently from that described under “Use of Proceeds”.

The Corporation currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if they believe it would be in the Corporation’s best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.

Avalon is incorporated in Canada and its directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult for investors in the United States or in other jurisdictions outside of Canada.

The Corporation is a Canadian corporation and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws. Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Corporation, its directors, its executive officers and some of the experts named in this Prospectus Supplement based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence outside of Canada.

There is no market for the Corporation’s warrants.

Since the Corporation does not intend to apply for a listing of the Warrants on any securities exchanges, there is no public market for the Warrants. As a result, there can be no assurance that a liquid market will develop or be maintained for those securities, or that you will be able to sell any of those securities at a particular time (if at all). The Corporation may not list any of its warrants on any Canadian or U.S. securities exchange, and the Common Shares could be delisted or suspended. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

  changes in the overall market for those securities;

  changes in the Corporation’s financial performance or prospects;

  changes or perceived changes in the Corporation’s creditworthiness;

  the prospects for companies in the Corporation’s industry generally;

  the number of holders of those securities;

  the interest of securities dealers in making a market for those securities; and

  prevailing interest rates.

There is tax risk associated with the purchase of Flow-Through Shares.

If any CEE is renounced to a subscriber with whom the Corporation, at any time in 2016, does not deal at arm’s length, the Corporation will be prevented from renouncing to such subscriber any CEE it incurs in 2016 with an effective date of December 31, 2015. Arm’s length status can be a complex question of fact and law. There is a risk that the CRA may disagree that a relationship between a subscriber and the Corporation is at arm’s length, with the result that income tax deductions the subscriber expected to use for his or her taxation year that includes December 31, 2015 may not be available for that taxation year.

There is a risk that the Corporation will not incur and renounce Qualifying Expenditures in an aggregate amount equal to the Flow-Through Funds. There may be factual circumstances beyond the knowledge of the Corporation that may cause the Flow-Through Shares to be prescribed shares for the purposes of the Tax Act. If the Flow-Through Shares are prescribed shares for a subscriber such shares will not be considered “flow-through shares” for the purposes of the Tax Act and the subscriber will not be entitled to any renunciations of Qualifying Expenditures from the Corporation.

There may be disagreements with the CRA with respect to certain tax consequences of an investment in the Flow- Through Shares of the Corporation. The alternative minimum tax could limit tax benefits available to subscribers of Flow-Through Shares.

The Corporation has agreed to indemnify each subscriber of Flow-Through Shares for an amount equal to the amount of any tax payable under the Tax Act (and under corresponding provincial legislation) by the subscriber as a consequence of such reduction; however there can be no certainty that the Corporation will have the necessary financial resources to fulfill its obligations under such indemnity.

INTEREST OF EXPERTS

Certain technical information relating to the Nechalacho Project, contained in or incorporated by reference in this Prospectus Supplement, or referred to in a document incorporated by reference in this Prospectus Supplement, was prepared by, under the supervision of, or reviewed and approved by, as applicable, Dr. William Mercer, Ph.D., P.Geo., Vice President, Exploration of the Corporation, David Marsh, FAusIMM(CP), Senior Vice President, Metallurgy of the Corporation, Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Corporation, Tudorel Ciuculescu, M.Sc., P.Geo., Senior Geologist of Roscoe Postle Associates Inc. (“RPA”), Richard Gowans, P.Eng., of Micon International Limited (“Micon”), Barnard Foo, P.Eng., M.Eng., MBA, of Micon, Christopher Jacobs, C.Eng., of Micon, Jane Spooner, M.Sc., P.Geo., of Micon, Kevin Hawton, P.Eng., of Knight Piesold Ltd., and Donald H. Hains, P.Geo., of RPA, each of whom are qualified persons for the purposes of NI 43-101.

Other than 2,086,100 Common Shares held by Mr. Bubar, each of the aforementioned firms and persons held, directly or indirectly, either less than one percent or no securities of the Corporation or of any associate or affiliate of the Corporation at or following the time when they prepared, supervised the preparation of, or reviewed and approved, as applicable, the technical information relating to the Nechalacho Project, contained in or incorporated by reference in this Prospectus Supplement, or referred to in a document incorporated by reference in this Prospectus Supplement, as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation, supervision of the preparation, or review and approval, of such technical information.

Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Corporation, none of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

Deloitte LLP, Chartered Professional Accountants are the independent auditors of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The annual consolidated financial statements of Avalon for the year ended August 31, 2014, incorporated by reference in this Prospectus Supplement, have been audited by Deloitte LLP as stated in their report, which report expresses an unmodified opinion on the financial statements. Such financial statements have been so incorporated in reliance upon their report given upon their authority as experts in accounting and auditing.

McCarney Greenwood LLP, the former independent registered chartered accountants of the Corporation, are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. The annual consolidated financial statements of Avalon for the year ended August 31, 2013, incorporated by reference in this Prospectus Supplement, have been audited by McCarney Greenwood LLP as stated in their report, which report expresses an unqualified opinion on the financial statements. Such financial statements have been so incorporated in reliance upon their report given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters, and on behalf of the Agent, by Torys LLP. As of the date of this Prospectus Supplement, the partners and associates of each of Cassels Brock & Blackwell LLP, Dorsey & Whitney LLP and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Torys LLP, counsel to the Agent, based on the provisions of the Tax Act and the Regulations provided (i) the Unit Shares, Flow-Through Shares and Warrant Shares are listed on a “designated stock exchange” (which includes the TSX and NYSE MKT) as defined in the Tax Act, and (ii) in the case of the Warrants, the Corporation deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of the Registered Plan (as defined herein), as well as any person who does not deal at arm’s length with that person, the Unit Shares, Warrants, Flow-Through Shares and Warrant Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the Regulations for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSAs”) (each a “Registered Plan”).

Notwithstanding the foregoing, if the Unit Shares, Warrants, Flow-Through Shares or Warrant Shares are a “prohibited investment” for the purposes of an RRSP, RRIF or TFSA (each a “Deferred Plan”), the annuitant or holder of the Deferred Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. Provided that for purposes of the Tax Act the annuitant or holder of the Deferred Plan deals at arm’s length (within the meaning of the Tax Act) with the Corporation and does not hold a “significant interest” (within the meaning of the prohibited investment rules in the Tax Act) in the Corporation or any corporation, partnership or trust with which the Corporation does not deal at arm’s length, the Unit Shares, Warrants, Flow-Through Shares and Warrant Shares will not be a “prohibited investment” for such Deferred Plan. Annuitants and holders of Deferred Plans should consult their own tax advisors as to whether the Unit Shares, Warrants, Flow-Through Shares or Warrant Shares will be a prohibited investment in their particular circumstances.

It is not anticipated that a Registered Plan would subscribe for Flow-Through Shares as Registered Plans would not benefit from a deduction or credit in respect of Qualifying Expenditures as described above under “Certain Canadian Federal Income Tax Considerations”.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of securities which are convertible, exchangeable or exercisable for other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the securities which are convertible, exchangeable or exercisable for other securities of the Corporation are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: April 29, 2015

     The short form prospectus, together with the documents incorporated therein by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the Prospectus and this Prospectus Supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

(Signed) DONALD S. BUBAR	(Signed) R. JAMES ANDERSEN
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) BRIAN MACEACHEN	(Signed) ALAN FERRY
Director	Director

CERTIFICATE OF THE AGENT

Dated: April 29, 2015

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated therein by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the Prospectus and this Prospectus Supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

SECUTOR CAPITAL MANAGEMENT CORP.
By: (Signed) GEORGE APRILE
Chief Financial Officer

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 10, 2013

AVALON RARE METALS INC.
Common Shares
Warrants
Units
 US$500,000,000

Avalon Rare Metals Inc. (“Avalon” or the “Corporation”) may offer and sell from time to time, common shares (the “Common Shares”), common share purchase warrants (the “Warrants”) or units (the “Units”) comprised of Common Shares and Warrants (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$500,000,000 during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

Investing in the Securities involves a high degree of risk. Investors should carefully read the “Risk Factors” section in this Prospectus.

This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the headings “Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Neither the United States Securities and Exchange Commission, nor any state securities regulator, has approved or disapproved the Securities offered hereby or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, the dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, the number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; and (iii) in the case of Units, the designation, the number and terms of the Common Shares or Warrants issuable upon exercise of or comprising the Units and any other terms specific to the Units being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than United States dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AVL” and on the NYSE MKT, LLC (the “NYSE MKT”) under the symbol “AVL”. On September 9, 2013, the last trading day of the Common Shares prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $0.85 and on the NYSE MKT was US$0.81. Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than the Common Shares, will be listed on any securities exchange.

The head and registered office of the Corporation is 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5.

1

     Investors should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation has not authorized anyone to provide investors with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

     Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Avalon” or the “Corporation” include Avalon Rare Metals Inc. and each of its material subsidiaries.

 i

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF OUR MINERAL
RESERVE AND RESOURCE ESTIMATES

     This Prospectus has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus and any Prospectus Supplement, and in the documents incorporated by reference herein and therein, have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

     Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference in this Prospectus and any Prospectus Supplement, and in the documents incorporated by reference herein and therein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

     This Prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, which may not be based on historical fact. Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. Statements that are not based on historical fact contained in this Prospectus, including through documents incorporated by reference herein, are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Corporation’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by the Corporation, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

  grade of ore;

  rare earth and by-product commodity prices;

  metallurgical recoveries;

  operating costs;

  achievement of current timetables for development;

  strength of the global economy;

  availability of additional capital; and

  availability of supplies, equipment and labour.

     Factors that could cause the Corporation’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Risk Factors” herein, those risk factors discussed or referred to in the Corporation’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces and territories of Canada, other than Québec, and available at www.sedar.com, and:

  risks related to the Corporation’s history of losses, lack of operating history and ability to generate material revenues;

  risks related to establishing new mining operations in the event the Corporation elects to proceed with the development of one of its mineral projects;

  risks related to the Corporation’s need for additional financing;

  risks related to any joint venture or strategic alliances that may be entered into the by the Corporation;

  risks related to securing product off-take agreements on a timely basis;

  risks related to the unique ore type at the Nechalacho Rare Earth Elements project (the “Nechalacho Rare Earth Elements Project”) for which known metallurgical processes have not previously been applied;

  uncertainty related to title to the Corporation’s mineral properties, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;

  risks related to the possible existence of rights and interests of aboriginal groups, which may limit the Corporation’s ability to develop its properties;

  risks related to the need to acquire properties for the hydrometallurgical plant and rare earth refinery for the Nechalacho Rare Earth Elements Project;

  risks that actual capital costs, production schedules and economic returns for the Nechalacho Rare Earth Elements Project may differ significantly from those anticipated by the Corporation;

  risks related to the demand for rare earth minerals and fluctuations in mineral prices;

  risks related to competition and the actions of competitors;

  uncertainties relating to the fact that the Corporation’s mineral resources and minerals reserves are only estimates;

  risks related to possible shortages of supplies, equipment and labour;

  risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;

  risks that the Corporation will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;

  risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Corporation’s activities are subject;

  uncertainties involving uninsured risks;

  risks related to the Corporation’s ability to attract and retain qualified management and technical personnel;

  uncertainty whether the Corporation will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Corporation can be developed as commercially viable ore bodies;

  risks related to the availability and reliability of adequate infrastructure;

  risks and hazards inherent to the mining industry;

  risks related to any changes in critical accounting estimates adversely impacting financial results;

  risks related to potential conflicts of interest of the Corporation’s directors and officers who may have involvement with other resource companies;

  risks related to the Corporation’s PFIC status;

  risks related to fluctuations of currency exchange rates;

  risks related to price and volume volatility in the securities market in Canada; and

  risks related to equity financings.

     Most of the foregoing factors are beyond Avalon’s ability to control or predict. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. The forward-looking statements contained herein are qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The forward-looking statements contained herein is presented for the purpose of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives in making an investment decision and may not be appropriate for other purposes.

PRESENTATION OF FINANCIAL INFORMATION

     The financial statements of the Corporation incorporated by reference in this Prospectus and any Prospectus Supplement are reported in Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement have been prepared in accordance with IFRS as issued by the IASB, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

     All monetary amounts used in this Prospectus and any Prospectus Supplement are or will be stated in Canadian dollars, unless otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. On September 9, 2013, the noon spot rate for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada, was US$1.00 = Cdn$1.0366 or Cdn$1.00 = US$0.9647.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5, telephone (416) 364-4938, and are also available electronically at www.sedar.com and at www.sec.gov. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) are not incorporated by reference in this Prospectus except as specifically set out herein.

     The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “Annual Information Form”) of the Corporation dated November 28, 2012 for the fiscal year ended August 31, 2012;

(b)

the audited consolidated statements of financial position of the Corporation as at August 31, 2012 and 2011 and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two fiscal years then ended, together with the auditors’ report thereon and the notes thereto;

(c)	management’s discussion and analysis of results of operations and financial condition of the Corporation for the fiscal year ended August 31, 2012;

(d)

the unaudited condensed consolidated interim statements of financial position of the Corporation as at May 31, 2013, as amended, and the condensed consolidated interim statements of comprehensive loss, changes in equity and cash flows for the three months and nine months ended May 31, 2013, as amended, together with the notes thereto;

(e)	management’s discussion and analysis of results of operations and financial condition of the Corporation for the three months and nine months ended May 31, 2013;

(f)	the management information circular of the Corporation dated December 28, 2012 prepared in connection with the annual meeting of shareholders of the Corporation held on January 29, 2013;

(g)

the material change report of the Corporation dated April 29, 2013 with respect to the completion of a positive feasibility study (the “Feasibility Study”) for the Nechalacho Rare Earth Elements Project;

(h)

the news release of the Corporation dated July 29, 2013 with respect to the completion of the Report of Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board on the Nechalacho Rare Earth Elements Project;

(i)	the news release of the Corporation dated August 1, 2013 with respect to initial results from Nechalacho Rare Earth Elements Project metallurgical process optimization work; and

(j)	the news release of the Corporation dated August 15, 2013 with respect to the summer work program at the Nechalacho Rare Earth Elements Project and mineral resource update.

     Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, Avalon may incorporate by reference into the registration statement of which this Prospectus forms a part, information from documents that Avalon files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), to the extent that such documents expressly so state.

     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     Upon a new annual information form and the related annual financial statements being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements (including management’s discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. In addition, the news releases incorporated by reference in this Prospectus shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder upon a new annual information form and the related annual financial statements being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities.

     A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to in “Documents Incorporated by Reference”; (ii) the consents of auditors, counsel and engineers; and (iii) powers of attorney of the directors and officers of the Corporation. A copy of the form of warrant indenture will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

AVAILABLE INFORMATION

     The Corporation has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information that will be set forth in any such registration statement, certain parts of which will be omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described below.

     The Corporation files reports and other information with the Canadian Securities Authorities. These reports and information are available to the public free of charge from SEDAR at www.sedar.com.

     The Corporation is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canadian securities regulators, such reports and other information the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies. Reports and other information filed by the Corporation may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials can also be obtained at prescribed rates from such facilities. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities and may read and download some of the documents the Corporation has filed with the SEC on the SEC’s website at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

     The Corporation is governed by the laws of Canada and its principal place of business is in Canada. Most or all of the directors and officers of the Corporation are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

     The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed DL Services, Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

THE CORPORATION

     Avalon is a mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon currently holds a portfolio of six such projects.

     The Corporation’s focus has been on rare metals such as lithium, tantalum, cesium, indium, rare earth elements (“REE”) such as neodymium, terbium and dysprosium, and rare minerals such as calcium feldspar, many of which are in demand in new technologies related to energy efficiency and a cleaner environment. The Corporation seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products. The Corporation has no material subsidiaries.

     REE are commonly divided into two groups based on relative abundance in a typical deposit: the relatively abundant Light Rare Earth Elements comprising of lanthanum, cerium, praesodymium, neodymium and samarium, and the relatively scarce Heavy Rare Earth Elements (“HREE”) comprising of europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium, lutetium and yttrium. The Corporation’s current focus is on the development of the Nechalacho Rare Earth Elements Project, which is noteworthy for its unusual enrichment in the more scarce HREE.

     On April 17, 2013, the Corporation announced the results of the Feasibility Study, and on July 26, 2013 the Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and recommended approval of the Corporation’s Nechalacho Rare Earth Elements Project. The Corporation is seeking to advance development of the Nechalacho Rare Earth Elements Project, provided that sales contracts with customers can be secured and adequate financing can be obtained. The Corporation’s priorities currently do not include advancement of its other properties.

     The Nechalacho Rare Earth Elements Project, as currently planned, involves three separate sites, an underground mine and concentrator to be located at Thor Lake, 100 kilometres southeast of Yellowknife, Northwest Territories, Canada; a hydrometallurgical plant presently planned to be located at Pine Point, 85 kilometers east of Hay River, Northwest Territories, Canada and a rare earth refinery presently planned to be located in Geismar, Louisiana.

CONSOLIDATED CAPITALIZATION

     There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the most recently filed unaudited financial statements of the Corporation as at and for the nine months ended May 31, 2013, as amended.

USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding ongoing operations and/or capital requirements, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

     All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Corporation’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

     The table below is derived from the Feasibility Study and sets out the anticipated capital expenditures for the Nechalacho Rare Earth Elements Project as at the date of this Prospectus if the Nechalacho Rare Earth Elements Project is developed as contemplated in the Feasibility Study.

Cost Category	($ Million)
Mine Development	81.58
Main Process Facilities	543.75
Infrastructure	229.50
EPCM	157.84
Indirect Construction Costs	202.81
Owner's Costs	55.71
Contingency	165.81
Closing Costs/Bond	16.16
Upfront Capex	1,453.16
Sustaining Capital	121.84
Total Capex	1,575.00

     The Corporation may revise its plans for the Nechalacho Rare Earth Elements Project, which would involve changes in the capital expenditures set forth above. In addition, the amounts set forth above are estimates made for the purposes of the Feasibility Study and actual costs may vary significantly from these estimates.

     At August 31, 2013, the Corporation had approximately $10 million in cash available to meet its existing obligations, its working capital and general corporate requirements, and for advancement of the Nechalacho Rare Earth Elements Project and other projects.

PLAN OF DISTRIBUTION

     The Corporation may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

     The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in Canadian National Instrument 44-102 — Shelf Distributions, including sales made directly on the NYSE MKT. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased thereto. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. Common Shares issuable upon the exercise of Warrants may be included in an applicable Prospectus Supplement.

     Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

     In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF COMMON SHARES

     The Corporation is authorized to issue an unlimited number of Common Shares without par value and 25,000,000 preferred shares without par value, of which there were 103,796,986 Common Shares and no preferred shares issued and outstanding as of September 9, 2013.

     Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Corporation at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any preemptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

DESCRIPTION OF WARRANTS

     The Corporation may issue Warrants to purchase Common Shares. This section describes the general terms that will apply to any Warrants for the purchase of Common Shares. As of September 9, 2013, Avalon had outstanding 10,000 Warrants with an exercise price of $1.48 expiring August 9, 2017 and 10,000 warrants with an exercise price of $0.75 expiring July 31, 2018.

     Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant indentures covering the Warrants being offered. The warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, the Corporation will not offer Warrants for sale separately to any member of the public in Canada unless the offering of such Warrants is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be offered for sale.

     The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

  the designation and aggregate number of Warrants;

  the price at which the Warrants will be offered;

  the currency or currencies in which the Warrants will be offered;

  the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  the exercise price of the Warrants;

  the designation, number and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

  if the Warrants are issued as a Unit with another Security, the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  material United States and Canadian tax consequences of owning the Warrants; and

  any other material terms or conditions of the Warrants.

     Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF UNITS

     The Corporation may issue Units comprising any combination of the other securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security included in such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included security comprising part of such Unit).

     The Prospectus Supplement relating to any Units offered hereunder will describe the terms of the Units and the applicable offering, including some or all of the following:

  the designation and terms of the Units and the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the units; and

  whether the Units will be issued in fully registered or global form.

     The preceding description and any description of Units in the applicable Prospectus Supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the Unit agreement, if any, and, if applicable, collateral agreements relating to such Units.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Cassels Brock & Blackwell LLP, counsel to Avalon, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a holder who acquires Common Shares or Warrants as beneficial owner pursuant to the Prospectus and who, at all relevant times for the purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, holds such Common Shares or Warrants as capital property, deals at arm’s length with Avalon, is not affiliated with Avalon, and has not and will not use or hold or be deemed to use or hold the Common Shares or Warrants in or in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere.

     The Common Shares and Warrants will generally be considered capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the Common Shares or Warrants in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder has acquired the Common Shares or Warrants in a transaction or transactions considered to be an adventure in the nature of trade.

     The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Income Tax Convention (1980) as amended, (the “Convention”), is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Convention. U.S. Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.

     This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current provisions of the Convention and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Amendments”). No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder and no representations with respect to the income tax consequences to any particular Non-Resident Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Common Shares or Warrants should consult their own tax advisors with respect to their own particular circumstances. Currency Conversion

     For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares and Warrants, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate (as determined in accordance with the Tax Act) applicable on the relevant effective date.

Exercise of Warrants

     Upon the exercise of a Warrant, there will be no income tax consequences for a Non-Resident Holder. When a Warrant is exercised, the Non-Resident Holder’s cost of the Common Share acquired thereby will be the aggregate of the Non-Resident Holder’s adjusted cost base of such Warrant and the exercise price paid for the Common Share. The Non-Resident Holder’s adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Non-Resident Holder of all Common Shares held by the Non-Resident Holder as capital property immediately prior to such acquisition.

Dispositions of Common Shares and Warrants

     A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of the Common Shares or Warrants, nor will capital losses arising from a disposition be recognized under the Tax Act unless the Common Shares or Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

     Provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which includes the TSX) at the time of disposition, the Common Shares and the Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions have been met concurrently: (i) the NonResident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a share could be deemed to be taxable Canadian property of the Non-Resident Holder. Pursuant to Proposed Amendments released July 12, 2013, the ownership test will include shares held by a partnership in which the Non-Resident Holder or any non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships).

     Even if the Common Shares or Warrants are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such securities may not be subject to Canadian federal income tax depending to the terms of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

     Non-Resident Holders whose securities are, or may be, taxable Canadian property should consult their own advisors.

Dividends on Common Shares

     Under the Tax Act, dividends paid or credited to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a U.S. Holder will generally be subject to Canadian withholding tax at a rate of 15% of the gross amount of such dividends (or 5% in the case of a U.S. Holder that is a company which beneficially owns at least 10% of the Corporation’s voting shares).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to this Prospectus, the exercise, disposition, and lapse of Warrants acquired pursuant to this Prospectus, and the acquisition, ownership, and disposition of Common Shares received on exercise of the Warrants (“Warrant Shares”).

     This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Common Shares and Warrants pursuant to this Prospectus. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, Warrants, or Warrant Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares, Warrants and Warrant Shares.

     No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

     For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares, Warrants or Warrant Shares acquired pursuant to this document that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

     This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares, Warrants, or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares, Warrants, or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares, Warrants, or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares, Warrants, or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares, Warrants, or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares, Warrants or Warrant Shares.

     If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Common Shares and Warrants

     For U.S. federal income tax purposes, if a U.S. Holder acquires under this Prospectus Common Shares and Warrants combined as a unit, such U.S. Holder’s acquisition will be treated as the acquisition of an “investment unit” consisting of two components: a component consisting of one Common Share and a component consisting of one, or part of one, Warrant. The purchase price for each unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the U.S. Holder. This allocation of the purchase price for each unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Common Share and one, or part of one, Warrant that comprise each unit.

     For this purpose, the Corporation will allocate part of the purchase price for the unit to the Common Share and part of the purchase price for each unit to the Warrant, or part of a Warrant which comprises a unit. However, the IRS will not be bound by the Corporation’s allocation of the purchase price for such units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for a unit, if any are offered under this Prospectus.

Passive Foreign Investment Company Rules

     If the Corporation is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, Warrants, or Warrant Shares. Each United States person who is a shareholder of a PFIC is required to file an annual report with the IRS, which filing would be in addition to any other information reporting requirements described in the section entitled “Information Reporting; Backup Withholding Tax.” PFIC Status of the Corporation The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of its trade or business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

     For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

     In addition, under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Corporation which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of any (a) distribution on the shares of a Subsidiary PFIC and (b) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

     The Corporation believes that it was classified as a PFIC during the tax year ended August 31, 2012, and based on current business plans and financial expectations, the Corporation believes that it may be a PFIC for the current and future taxable years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation concerning its PFIC status or that the Corporation was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Corporation and each of its subsidiaries.

Default PFIC Rules Under Section 1291 of the Code

     If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares, Warrants, and Warrant Shares and the conversion of Warrants into Common Shares will depend on whether such U.S. Holder makes an election to treat the Corporation (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Common Shares or Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.” A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares, Warrants and Warrant Shares and (b) any excess distribution received on the Common Shares and Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares and Warrant Shares, if shorter).

     Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, Warrants and Warrant Shares of a PFIC (including an indirect disposition of the stock of a Subsidiary PFIC), and any excess distribution received on such Common Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares or Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

     If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Warrant Shares or Warrants, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares and Warrant Shares were sold on the last day of the last tax year for which the Corporation was a PFIC. No such election, however, may be made with respect to Warrants.

     Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Warrants. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Common Shares under the PFIC rules and the applicable elections differently. See discussion below under “QEF Election” and under “Mark-to-Market Election”.

QEF Election

     A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

     A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

     The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

     A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

     As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

     Consequently, if a U.S. Holder of Warrants makes a QEF Election with respect to any Common Shares which such U.S. Holders owns, if any, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such US Holder acquired them. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Common Shares, Warrants, and Warrant Shares.

     The Corporation will make available to U.S. Holders: (a) upon their written request, timely and accurate information as to its status as a PFIC, and (b) for each year in which the Corporation is a PFIC, use commercially reasonable efforts to provide to a U.S. Holder, upon written request, all information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation is required to obtain for U.S. federal income tax purposes. However, U.S. Holders should be aware that the Corporation can provide no assurances that it will provide any such information relating to any Subsidiary PFIC. Because the Corporation may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain the required information. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation.

Mark-to-Market Election

     A U.S. Holder may make a Mark-to-Market Election only if the Common Shares and Warrant Shares are marketable stock. The Common Shares and Warrant Shares generally will be “marketable stock” if the Common Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

     A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

     Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Warrants. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

     A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Common Shares and any Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares and any Warrant Shares, over (ii) the fair market value of such Common Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

     A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

     A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

     Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

     Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares and Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares, or Warrant Shares are transferred.

     Certain additional adverse rules will apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares, Warrants or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares, Warrants or Warrant Shares.

     In addition, a U.S. Holder who acquires Common Shares, Warrants or Warrant Shares from a decedent will not receive a “step up” in tax basis of such Common Shares, Warrants or Warrant Shares to fair market value.

     Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

     The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

     A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. If, as anticipated, the Corporation is a PFIC, a U.S. Holder’s holding period for the Warrant Share should begin on the date on which such U.S. Holder acquired its Warrants.

     In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. If the Warrants have a cashless exercise option, then U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

     A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Any gain generally will be subject to the rules of Section 1291 of the Code, as discussed above. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

     Subject to the PFIC rules discussed above, upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

     Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). (See more detailed discussion of the rules applicable to distributions made by the Corporation at “U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares — Distributions on Common Shares and Warrant Shares” below.)

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares

     The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.” Distributions on Common Shares and Warrant Shares Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Common Shares or Warrant Shares. (See “Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares” below). However, the Corporation does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Common Shares or Warrant Shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Corporation to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares

     Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares or Warrant Shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares or Warrant Shares have been held for more than one year.

     Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

     The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency. Foreign Tax Credit Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares and Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

     Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

     Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares or Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

     Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares and Warrant Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

PRIOR SALES

     During the 12 month period before the date of this Prospectus, the Corporation has issued common shares, and securities that are convertible into common shares, as follows:

		Issue/Exercise
Date of Issuance	Securities Issued	Price ($)	Reason for Issuance
November 28, 2012	175,000 options	1.44	Issuance of options
December 1, 2012	60,000 options	1.36	Issuance of options
January 1, 2013	40,000 options	1.39	Issuance of options
January 18, 2013	100,000 options	1.32	Issuance of options
March 1, 2013	220,000 options	1.19	Issuance of options
April 19, 2013	50,000 options	1.01	Issuance of options
April 26, 2013	175,000 common shares	1.20	Exercise of options
April 29, 2013	175,000 options	0.99	Issuance of options
May 1, 2013	50,000 options	1.07	Issuance of options
June 1, 2013	360,000 options	0.88	Issuance of options
June 28, 2013	50,000 options	0.55	Issuance of options
July 10, 2013	150,000 options	0.74	Issuance of options
August 1, 2013	10,000 warrants	0.75(1)	Issuance of warrants pursuant to an accommodation agreement with an Aboriginal partner
September 1, 2013	95,000 options	0.83	Issuance of options

Notes:

(1)	Based on the five-day volume weighted average trading price of the common shares of the Corporation on the TSX for the five trading days prior to the date of issuance.

TRADING PRICE AND VOLUME

     The common shares of the Corporation trade on both of the TSX and the NYSE MKT. The following table sets forth, for the periods indicated over the past 12 months prior to the date of this Prospectus, the high and low prices and the aggregate volume of trading of the common shares on the TSX and the NYSE MKT, as reported by the relevant stock exchange:

	NYSE MKT			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
2012
September	2.47	1.73	8,981,057	2.40	1.72	4,675,976
October	2.07	1.59	4,433,283	2.03	1.59	2,693,209
November	1.71	1.20	5,775,630	1.73	1.21	3,623,456
December	1.51	1.25	6,806,982	1.49	1.22	3,338,968
2013
January	1.64	1.21	9,141,413	1.61	1.21	4,634,271
February	1.34	1.01	6,253,108	1.34	1.02	2,568,142
March	1.20	1.03	5,003,011	1.23	1.07	1,856,154
April	1.10	0.90	5,894,909	1.13	0.93	2,288,875
May	1.21	0.88	14,002,160	1.22	0.88	5,682,270
June	0.88	0.50	6,436,146	0.90	0.52	3,309,883
July	0.90	0.53	8,182,333	0.94	0.55	2,479,807
August	0.97	0.74	8,020,072	0.99	0.80	1,629,826
September(1)	0.84	0.72	1,138,145	0.85	0.77	217,990

Notes:

(1)	For the period from September 1, 2013 through September 9, 2013.

INTEREST OF EXPERTS

     Certain technical information relating to the Nechalacho Rare Earth Elements Project, contained in or incorporated by reference in this Prospectus, or referred to in a document incorporated by reference in this Prospectus, was prepared by, under the supervision of, or reviewed and approved by, as applicable, Dr. William Mercer, Ph.D., P.Geo., Vice President, Exploration of the Corporation, David Marsh, FAusIMM(CP), Senior Vice President, Metallurgy of the Corporation, Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Corporation, Tudorel Ciuculescu, M.Sc., P.Geo., Senior Geologist of Roscoe Postle Associates Inc. (“RPA”), Richard Gowans, P.Eng., of Micon International Limited (“Micon”), Barnard Foo, P.Eng., M.Eng., MBA, of Micon, Christopher Jacobs, C.Eng., of Micon, Jane Spooner, M.Sc., P.Geo., of Micon, Kevin Hawton, P.Eng., of Knight Piesold Ltd., Rick Hoos, R.P. Bio, of EBA Engineering Consultants Ltd., Jason J. Cox, P.Eng., of RPA, John R. Goode, P.Eng., of J.R. Goode and Associates, and Donald H. Hains, P.Geo., of RPA, each of whom are qualified persons for the purposes of NI 43-101, Benjamin Webb, M.Sc., Senior Resource Geologist of the Corporation, and SNC-Lavalin Inc.

     Other than 1,425,000 Common Shares held by Mr. Bubar, each of the aforementioned firms and persons held, directly or indirectly, either less than one percent or no securities of the Corporation or of any associate or affiliate of the Corporation at or following the time when they prepared, supervised the preparation of, or reviewed and approved, as applicable, the technical information relating to the Nechalacho Rare Earth Elements Project, contained in or incorporated by reference in this Prospectus, or referred to in a document incorporated by reference in this Prospectus, as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation, supervision of the preparation, or review and approval, of such technical information.

     Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Corporation, and Mr. Webb, who is currently an employee of the Corporation, none of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

     McCarney Greenwood LLP is the independent registered chartered accountant of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. The annual consolidated financial statements of Avalon for each of the years ended August 31, 2012 and August 31, 2011, incorporated by reference in this Prospectus, and included as part of the Corporation’s registration statement on Form F-10, have been audited by McCarney Greenwood LLP, as stated in their report, which report expresses an unqualified opinion on the financial statements. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

RISK FACTORS

     An investment in securities of the Corporation is highly speculative and involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus, investors should carefully consider the risk factors set out below. Any one of such risk factors could materially affect the Corporation’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. Additional risks and uncertainties not currently identified by the Corporation or that the Corporation currently believes not to be material also may materially and adversely affect the Corporation’s business, financial condition, operations or prospects.

No Operating Revenues and History of Losses

     The Corporation has had no operating revenues and a history of losses, and no operating revenues are anticipated until one of the Corporation’s projects comes into production, which may or may not occur. The Corporation will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that the Corporation will be able to do so.

No History of Operations

     Avalon is an exploration and development company and has no history of mining or refining mineral products from its properties. As such, any future revenues and profits are uncertain. There can be no assurance that the Nechalacho Rare Earth Elements Project or any other project will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. The Corporation will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that the Corporation will generate revenue from any source, operate profitably or provide a return on investment in the future.

Development of the Nechalacho Rare Earth Elements Project

     The successful development of the Nechalacho Rare Earth Elements Project involves numerous uncertainties. Mine development projects typically require long time frames and significant expenditures before production is possible. Bringing the Nechalacho Rare Earth Elements Project into successful operation is dependent on many factors such as:

  the availability of funds to finance construction and other capital expenditures and to provide working capital;
  the timing and availability of permits and other approvals to proceed with construction and to operate the mine and processing facilities;
  the completion of negotiations with First Nations and other Aboriginal groups and stakeholders affected by the project;
  the completion of acquisition of a property or properties for the processing facilities and the availability of infrastructure necessary for construction and operation;
  the negotiation of sales or off-take contracts for the planned production from the project; and
  the completion of negotiations with strategic partners for the provision of additional investment and/or the provision of technical assistance or services.

     Other unanticipated problems and delays may arise in the development of the Nechalacho Rare Earth Elements Project and, accordingly, the Corporation may not be successful in establishing mining and processing operations.

Need for Additional Financing

     The Corporation does not have sufficient funds to complete permitting, development and construction of the Nechalacho Rare Earth Elements Project, or to complete exploration or feasibility studies on any of its other properties. The Corporation believes its existing financial resources will be adequate to fund general and administrative expenses and planned exploration and development expenses through March 2014, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Corporation will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mining industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Corporation will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Rare Earth Elements Project, and could require the Corporation to reduce general and administrative expenses or impair the Corporation’s ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

The Corporation May Fail to Identify Joint Venture Partners or May Fail to Successfully Manage Joint Ventures As part of the Corporation's development strategy, the Corporation is considering a number of alternatives to access development capital for its mineral properties, including joint ventures with strategic partners. However, there can be no assurance that the Corporation will be able to identify joint venture candidates or that it will succeed at effectively managing the operation of any joint venture. Unprofitable joint ventures may adversely affect the price of the Common Shares and negatively affect the Corporation's results of operations.

Need for Off-Take Agreements

     The Corporation intends to pursue entering into off-take agreements with industrial consumers of the minerals it intends to produce in order to have assurance of future sales of its products. It is likely that it will be necessary to have some of the off-take agreements in place in order to secure project financing for the Nechalacho Rare Earth Elements Project in order to demonstrate the economic viability of the project to lenders. Failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Rare Earth Elements Project.

The Ore Type at the Nechalacho Rare Earth Elements Project is Unique

     The ore type at the Nechalacho Rare Earth Elements Project is unique and one for which known metallurgical processes have not previously been applied. Accordingly, there is a risk that the process designed at the bench and pilot scale will not perform at commercial scale as expected. The failure of such metallurgical process, when applied to the ore at the Nechalacho Rare Earth Elements Project, could materially and adversely affect the Corporation’s expected development and production schedule.

Title to Assets, Aboriginal Title Claims and Aboriginal Rights

     The Corporation’s title to its properties may be subject to disputes or other claims including Aboriginal land title claims. Although the Corporation has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

     An impairment to or defect in the Corporation’s title to its properties could have a material adverse effect on the Corporation’s business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Corporation’s profitability.

     The Corporation will need to enter into agreements with applicable Aboriginal groups to complete the development of the Nechalacho Rare Earth Elements Project. The Corporation has entered into an accommodation agreement with the Deninu K’ue First Nation (“DKFN”) which provides for business and employment opportunities for the DKFN and contains measures to mitigate the environmental and cultural impacts of the project. The Corporation is seeking to enter into similar agreements with the Lutsel K’e Dene First Nation and the Yellowknives Dene First Nation, with a goal of completing these agreements in 2013, but there is no assurance that these agreements will be completed in a timely manner or at all. Even after the accommodation agreements are entered into, the continuing co-operation of the First Nations will be required to implement the terms of the agreements and proceed with the Nechalacho Rare Earth Elements Project. Any failure of co-operation by these or any other potentially impacted Aboriginal groups could result in delay of work on the Nechalacho Rare Earth Elements Project.

Acquisition of Properties

     As parts of the Nechalacho Rare Earth Elements Project, the Corporation currently plans for a hydrometallurgical plant to be located at Pine Point, 85 kilometers east of Hay River, Northwest Territories, Canada and a rare earth refinery to be located in Geismar, Louisiana. The Corporation has applied to the relevant government departments for surface leases on the Pine Point location, but such surface leases have not yet been granted. Any grants and surface leases, if granted, may be subject to the rights of holders of exploration claims or other subsurface rights, which may be inconsistent with the use of the property for the hydrometallurgical plant. In addition, economic factors such as power cost and infrastructure factors such as the adequacy of road and/or rail access may cause the Corporation not to proceed with acquiring the Pine Point surface leases.

     The Corporation has purchased an option to acquire property in Geismar, Louisiana from the owner of the property. The term of the option currently expires on December 1, 2013. If the option is exercised, a cash payment will be due to complete the property purchase. The Corporation does not presently have the funds budgeted to exercise its option, and if adequate funds are not raised, the Corporation may be required to forego acquiring the property or negotiate an extension of the option.

     If the properties in Pine Point or Geismar are not acquired, the Corporation will need to identify and acquire another suitable site or sites for its hydrometallurgical plant and rare earth refinery, which may significantly delay the development of the Nechalacho Rare Earth Elements Project as a whole.

Capital Cost, Operating Cost and Production Estimates

     The Corporation’s expected production schedules, capital costs, engineering and construction estimates and operating costs which are included in this Prospectus and the documents incorporated by reference herein are contained in the Feasibility Study and described in our material change report dated April 29, 2013 and our management’s discussion and analysis of results of operations and financial condition for the nine months ended May 31, 2013. The Feasibility Study relies upon estimates based on assessments of current and future market conditions and available technical information concerning the Nechalacho Rare Earth Elements Project. Accordingly, the results indicated by the Feasibility Study are projections only and are inherently uncertain. In particular, actual capital costs may significantly exceed those estimated by the Feasibility Study, and engineering and construction estimates and schedules set forth in the Feasibility Study may prove materially inaccurate.

     Anticipated operating costs and production schedules set forth in the Feasibility Study are based upon a variety of factors, including:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of REE and other minerals from the ore;

  cash operating costs of comparable facilities, supplies/consumables and equipment;

  anticipated climatic conditions; and

  forecasts for foreign exchange markets, and discount rates.

     Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Corporation in the future may differ significantly from those anticipated by the Corporation’s current estimates, and there can be no assurance that the Corporation’s actual capital and operating costs will not be higher than currently anticipated. The Corporation’s actual costs and production may vary from estimates for a variety of reasons, including: lack of availability of raw material or equipment; unexpected construction or operating problems; metallurgical performance; unanticipated geologic features; short-term operating factors; delays in delivery of consumables; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost and consumption rate of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Corporation’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, business, results of operations and financial condition.

     Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is developed may have a material adverse effect on the Corporation’s ability to finance or complete construction of the Nechalacho Rare Earth Elements Project and on the Corporation’s business, results of operations and financial condition.

Demand and Prices for Rare Earth Products

     The Corporation’s revenues, if any, from the Nechalacho Rare Earth Elements Project and any of its other projects, are expected to be derived in large part from the mining and sale of rare metals and minerals. Demand for and the prices of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Corporation’s control, including international economic and political conditions (such as the outcome of the complaints filed with the World Trade Organization in 2012 by the United States, the European Union and Japan against China’s REE export restrictions), expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of rare metal, REE and other rare mineral substitutes; rare metal, REE and other rare mineral and other stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of REE and therefore the Corporation’s ability to finance the construction of the Nechalacho Rare Earth Elements Project and economic viability of the Corporation’s operations cannot be accurately predicted.

     REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011, and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Demand for REE products may be impacted by demand for products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for REE products, which would have a material adverse effect on the Nechalacho Rare Earth Elements Project and the Corporation’s business. In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand. Strong REE prices, as well as real or perceived disruptions in the supply of REE, also create economic incentives to identify or create alternate technologies that ultimately could depress future long-term demand for REE products, and at the same time may incentivize development of additional mining properties to produce REE. For example, automobile manufacturers have previously announced plans to develop motors for electric and hybrid cars that do not require REE products due to concerns about the available supply of rare earths. If the automobile industry or other industries reduce their reliance on rare earth products, the resulting change in demand could have a material adverse effect on the Corporation’s business. In particular, if prices or demand for rare earths were to decline, this could impair the Corporation’s ability to obtain financing for the Nechalacho Rare Earth Elements Project and its ability to find purchasers for its products at prices acceptable to the Corporation.

Competitors’ Actions

     An increase in the global supply of rare metal and REE products, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Rare Earth Elements Project. The pricing and demand for rare metal and REE products is affected by a number of factors beyond the Corporation’s control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides approximately 80 – 85% of the world’s supply of REE. It has in recent years reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Higher rare earth prices have caused a number of companies to engage in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Rare Earth Elements Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE. Any increase in the amount of rare earth products exported from China or from mines outside China and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Rare Earth Elements Project. As a result of these factors, the Corporation may not be able to compete effectively against future competitors.

Market Development

     The success of the Nechalacho Rare Earth Elements Project will depend, in part, on the establishment of new markets by the Corporation or third parties for certain rare earth products that may be in low demand, the creation of new markets and the successful commercialization of REE products in existing and emerging markets. Any unexpected costs or delays in the commercialization of any of the foregoing products and applications could have a material adverse effect on our ability to finance construction of and successfully operate the Nechalacho Rare Earth Elements Project.

Shortages

     The Corporation will be dependent on various supplies, equipment, parts and labour and the services of contractors to carry out construction of the Nechalacho Rare Earth Elements Project and to carry out its other exploration and development projects. The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Corporation’s ability to successfully construct and operate the Nechalacho Rare Earth Elements Project and carry out its other exploration and development activities.

Reliability of Mineral Resource and Mineral Reserve Estimates and Production Risks

     Mineral resource and mineral reserve estimates are based upon estimates made by Corporation personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revisions based on further exploration or development work. There is no certainty that any of the mineral resources or mineral reserves identified on the Nechalacho Rare Earth Elements Project will be realized, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Drilling results evaluations are ongoing, but until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only.

     In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, metal prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

     The Corporation’s estimated mineral resources and mineral reserves should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Readers should be cautioned not to place undue reliance on these estimates. The Corporation cannot be certain that its mineral resource and mineral reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

  actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;

  increases in the capital or operating costs of the mine;

  changes in the life-of-mine plan;

  the grade of ore may vary over the life of the mine and the Corporation cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered; or

  metallurgical performance could differ from forecast.

     The occurrence of any of these events may cause the Corporation to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Corporation’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Corporation.

Permits and Licenses

     The construction and operation of the Nechalacho Rare Earth Elements Project and the other exploration and development operations of the Corporation require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, mining and processing operations at its projects. If the Corporation proceeds to production on the Nechalacho Rare Earth Elements Project or any other project, licenses and permits may contain specific operating conditions and there can be no assurance that these conditions will not result in material increases in capital or operating costs or reductions in anticipated production, or that the Corporation will be able to comply with any such conditions. Costs related to applying for and obtaining permits and licenses or complying with the requirements they impose may be prohibitive and could delay planned exploration, development, construction or operation activities. Failure to comply with applicable laws, regulations and permitting requirements or with the conditions contained in licenses or permits may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

     Parties engaged in exploration, development, mining or processing operations may be required to compensate those suffering loss or damage by reason of the those activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Environmental Factors

     All phases of the Corporation’s exploration and development activities are subject to regulation by governmental agencies under various environmental laws in the various jurisdictions in which it operates. These laws and the regulations adopted thereunder address emissions into the air, discharges into water, management of waste, management of hazardous substances, the transportation of hazardous and/or radioactive substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future. Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties.

Uninsured Risks

     In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Corporation’s securities.

Dependence on Key Employees

     The Corporation is dependent on the services of key executives including the Corporation’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Corporation’s interests and the advancement of the Nechalacho Rare Earth Elements Project and other projects, as well as the identification of new opportunities for growth and funding. Due to the Corporation’s relatively small size, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled employees required for the development of the Corporation’s activities may have a material adverse effect on the Corporation’s business or future operations.

Exploration and Development

     Mineral exploration and development is highly speculative, and certain inherent exploration risks could have a negative effect on the Corporation. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

     The Corporation’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;

  determine metal content and metallurgical recovery processes to extract metal from the ore; and

  conduct environmental, social, economic and technical studies; and

  construct, renovate or expand mining and processing facilities.

     In addition, if the Corporation discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional mineral rights.

Competition

     The mineral exploration and development industry is intensely competitive. Significant competition exists for the marketing of the minerals that the Corporation intends to produce as well as the acquisition of mineral concessions, claims, leases and other mineral interests. The Corporation may be at a competitive disadvantage in arranging for the sale of products intended to be produced at the Nechalacho Rare Earth Elements Project or other properties, or in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Corporation. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Regulations and Mining Law, Governmental Regulation

     The Corporation’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;

  management, transportation and use of toxic, hazardous and/or radioactive substances and explosives;

  management of tailings and other wastes generated by the Corporation’s operations;

  management of natural resources;

  exploration and development of mines, production and post-closure reclamation;

  exports;

  price controls;

  taxation;

  regulations concerning business dealings with native groups;

  labor standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

     Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Corporation incurring significant expenditures. The Corporation may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or changes to or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Corporation’s operations and delays in the development of the Corporation’s properties.

Infrastructure

     Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

Operating Hazards and Risks

     Mineral exploration, the development and construction and operation of mines and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Changes in Critical Accounting Estimates Could Adversely Affect Financial Results

     Avalon’s most significant accounting estimates relate to the carrying value of the Corporation’s metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Corporation’s annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Another significant estimate relates to accounting for stock based compensation. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options granted/vested during the year.

Risks Associated with Conflicts of Interest

     Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

PFIC Status

     U.S. investors in the Common Shares and Warrants should be aware that the Corporation believes it was classified as a PFIC during its tax year ended August 31, 2012, and based on current business plans and financial expectations, the Corporation believes that it may be a PFIC for the current and future taxable years. If the Corporation is a PFIC for any taxable year during which a United States person holds its Common Shares or Warrants it would likely result in materially adverse United States federal income tax consequences for such United States person which are described under “Certain U.S. Federal Income Tax Considerations.” The potential consequences include, but are not limited to, recharacterization of gain from the sale of the Common Shares, Warrants, and those Warrant Shares received upon exercise of such Warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the Common Shares or Warrant Shares. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC. One of these elections is the “qualified electing fund election,” defined and discussed above under “Certain U.S. Federal Income Tax Considerations.” On written request, the Corporation will provide to U.S. investors timely and accurate information as to its status as a PFIC and, for each year in which it is a PFIC, will use commercially reasonable efforts to provide to U.S. investors all information and documentation necessary for such investor to make a qualified electing fund election for US tax purposes. Except as otherwise provided in this prospectus, United States persons that hold Warrants are not eligible to make the mitigating elections with respect to such Warrants and Common Shares received upon exercise of the Warrants. This paragraph is qualified in its entirety by the discussion above under the heading “Certain U.S. Federal Income Tax Considerations.” The PFIC rules are extremely complex and a U.S. investor purchasing Common Shares or Warrants is encouraged to consult a tax advisor regarding the PFIC rules and the United States federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares, Warrants and Warrant Shares.

Foreign Currency Risk

     It is expected that a significant portion of the Corporation’s revenue from the sale of its products from the Nechalacho Rare Earth Elements Project will likely be priced in U.S. dollars, whereas most of its operating costs will likely be incurred in Canadian dollars and other international currencies. In addition, a significant portion of the capital costs for the construction of the mining plant at the Nechalacho Rare Earth Elements Project will also likely be priced in U.S. dollars. The fluctuation in the exchange rate between the U.S. dollar and the Canadian dollar and other international currencies may have a significant impact on the future profitability of the Corporation and it may also significantly increase or decrease the capital costs for the Nechalacho Rare Earth Elements Project.

Share Price Fluctuations

     In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would not have necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuation in price will not occur.

Further Equity Financing

     The Corporation will require additional funds to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Corporation raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Corporation’s shareholders. Future sales of Securities in public or private markets could adversely affect the trading price of the Common Shares and its ability to continue to raise funds by new offerings of Securities.

No Dividends

     The Corporation has not paid any dividends on its Common Shares. Any decision to pay dividends on its Common Shares in the future will be dependent upon the financial requirements of the Corporation to finance future growth, the financial condition of the Corporation and other factors which the Corporation’s Board of Directors may consider appropriate in the circumstances.

Use of Proceeds

     The management of the Corporation will have certain discretion over the use of proceeds of any offering of Securities as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities. Management may use the net proceeds of any offering of Securities in ways that an investor may not consider optimal. The results and effectiveness of the application of the net proceeds of any offering of Securities are uncertain.

Limitation on Enforcement

     The Corporation is a Canadian corporation and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws. Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Corporation, its directors, its executive officers and some of the experts named in this Prospectus based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

The Securities may not be listed and there may not be an established trading market for those securities. You may be unable to sell the Securities at the prices you desire or at all.

     There is no existing trading market for Warrants or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those securities, or that you will be able to sell any of those securities at a particular time (if at all). The Corporation may not list the Warrants or Units on any Canadian or U.S. securities exchange, and the Common Shares may be delisted or suspended. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

  changes in the overall market for those securities;

  changes in the Corporation’s financial performance or prospects;

  changes or perceived changes in the Corporation’s creditworthiness;

  the prospects for companies in the Corporation’s industry generally;

  the number of holders of those securities;

  the interest of securities dealers in making a market for those securities; and

  prevailing interest rates.